                                                    Registration No. 333-15569
                                                                     811-07913


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                      N8B-2

                        Pre-Effective Amendment No. 1

          FULCRUM VARIABLE LIFE SEPARATE ACCOUNT OF ALLMERICA FINANCIAL
                       LIFE INSURANCE AND ANNUITY COMPANY
                           (Exact Name of Registrant)


             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                               440 Lincoln Street
                               Worcester, MA 01653
                     (Address of Principal Executive Office)


                   Abigail M. Armstrong, Secretary and Counsel
             Allmerica Financial Life Insurance and Annuity Company
                               440 Lincoln Street
                               Worcester, MA 01653


It is proposed that this filing will become effective:

_____immediately upon filing pursuant to paragraph (b)
_____On (________)pursuant to paragraph (b)
_____60 days after filing pursuant to paragraph (a) (1)
_____On (date) pursuant to paragraph (a) (1)
_____On (date) pursuant to paragraph (a)(2) of Rule 485


Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940, Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933. The $500 filing fee required by said rule has been paid.

                     RECONCILIATION AND TIE BETWEEN ITEMS
                      IN FORM N-8b-2 AND THE PROSPECTUS


Item No. of
Form N-8b-2                        Caption in Prospectus
-----------                        ---------------------
1. . . . . . . . . . . . . . . .   Cover Page
2. . . . . . . . . . . . . . . .   Cover Page
3. . . . . . . . . . . . . . . .   Not Applicable
4. . . . . . . . . . . . . . . .   Distribution
5. . . . . . . . . . . . . . . .   Allmerica Financial, The Variable Account
6. . . . . . . . . . . . . . . .   The Variable Account
7. . . . . . . . . . . . . . . .   Not Applicable
8. . . . . . . . . . . . . . . .   Not Applicable
9. . . . . . . . . . . . . . . .   Legal Proceedings
10 . . . . . . . . . . . . . . .   Summary; Description of Allmerica Financial,
                                   The Variable Account, The Palladian Trust and
                                   Allmerica Investment Trust; The Contract;
                                   Contract Termination and Reinstatement; Other
                                   Contract Provisions
11 . . . . . . . . . . . . . . .   Summary; The Palladian Trust and Allmerica
                                   Investment Trust; Investment Objectives and
                                   Policies
12 . . . . . . . . . . . . . . .   Summary; The Palladian Trust and Allmerica
                                   Investment Trust
13 . . . . . . . . . . . . . . .   Summary; The Palladian Trust and Allmerica
                                   Investment Trust; Investment Advisory
                                   Services to The Palladian Trust; Investment
                                   Advisory Services to Allmerica Investment
                                   Trust; Charges and Deductions
14 . . . . . . . . . . . . . . .   Summary; Application for a Contract
15 . . . . . . . . . . . . . . .   Summary; Application for a Contract; Premium
                                   Payments; Allocation of Net Premiums
16 . . . . . . . . . . . . . . .   The Variable Account; The Palladian Trust and
                                   Allmerica Investment Trust; Allocation of Net
                                   Premiums
17 . . . . . . . . . . . . . . .   Summary; Surrender; Partial Withdrawal;
                                   Charges and Deductions; Contract Termination
                                   and Reinstatement
18 . . . . . . . . . . . . . . .   The Variable Account; The Palladian Trust and
                                   Allmerica Investment Trust; Premium Payments
19 . . . . . . . . . . . . . . .   Reports; Voting Rights
20 . . . . . . . . . . . . . . .   Not Applicable
21 . . . . . . . . . . . . . . .   Summary; Contract Loans; Other Contract
                                   Provisions
22 . . . . . . . . . . . . . . .   Other Contract Provisions
23 . . . . . . . . . . . . . . .   Not Required
24 . . . . . . . . . . . . . . .   Other Contract Provisions
25 . . . . . . . . . . . . . . .   Allmerica Financial
26 . . . . . . . . . . . . . . .   Not Applicable
27 . . . . . . . . . . . . . . .   Allmerica Financial
28 . . . . . . . . . . . . . . .   Directors and Principal Officers of Allmerica
                                   Financial
29 . . . . . . . . . . . . . . .   Allmerica Financial
30 . . . . . . . . . . . . . . .   Not Applicable
31 . . . . . . . . . . . . . . .   Not Applicable
32 . . . . . . . . . . . . . . .   Not Applicable
33 . . . . . . . . . . . . . . .   Not Applicable
34 . . . . . . . . . . . . . . .   Not Applicable
35 . . . . . . . . . . . . . . .   Distribution
36 . . . . . . . . . . . . . . .   Not Applicable
37 . . . . . . . . . . . . . . .   Not Applicable
38 . . . . . . . . . . . . . . .   Summary; Distribution
39 . . . . . . . . . . . . . . .   Summary; Distribution
40 . . . . . . . . . . . . . . .   Not Applicable
41 . . . . . . . . . . . . . . .   Allmerica Financial; Distribution
42 . . . . . . . . . . . . . . .   Not Applicable



43 . . . . . . . . . . . . . . .   Not Applicable
44 . . . . . . . . . . . . . . .   Premium Payments; Contract Value and Cash
                                   Surrender Value
45 . . . . . . . . . . . . . . .   Not Applicable
46 . . . . . . . . . . . . . . .   Contract Value and Cash Surrender Value;
                                   Federal Tax Considerations
47 . . . . . . . . . . . . . . .   Allmerica Financial
48 . . . . . . . . . . . . . . .   Not Applicable
49 . . . . . . . . . . . . . . .   Not Applicable
50 . . . . . . . . . . . . . . .   The Variable Account
51 . . . . . . . . . . . . . . .   Cover Page; Summary; Charges and Deductions;
                                   The Contract; Contract Termination and
                                   Reinstatement; Other Contract Provisions
52 . . . . . . . . . . . . . . .   Addition, Deletion or Substitution of
                                   Investments
53 . . . . . . . . . . . . . . .   Federal Tax Considerations
54 . . . . . . . . . . . . . . .   Not Applicable
55 . . . . . . . . . . . . . . .   Not Applicable
56 . . . . . . . . . . . . . . .   Not Applicable
57 . . . . . . . . . . . . . . .   Not Applicable
58 . . . . . . . . . . . . . . .   Not Applicable
59 . . . . . . . . . . . . . . .   Not Applicable


                      THE FULCRUM FUND-SM- NEXT GENERATION
           A MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACT
                                 Funded Through
                     FULCRUM VARIABLE LIFE SEPARATE ACCOUNT
                                       by
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

This prospectus describes THE FULCRUM FUND-SM- NEXT GENERATION contracts ("the Contract"), a modified single payment variable life insurance contract offered by Allmerica Financial Life Insurance and Annuity Company ("we, our, us or Company.") The Contract provides for life insurance coverage and for the accumulation of a Contract Value. The Contract requires the Contract Owner makes an initial Payment of at least $25,000.

Contract Value may accumulate on a variable basis in the Contract's variable account, known as the Fulcrum Variable Life Separate Account ("Variable Account.") The assets of the Variable Account are divided into sub-accounts ("Sub-Account"), each investing exclusively in shares of one of the series of an underlying investment company. The following portfolios of THE PALLADIAN-SM-TRUST ("Palladian-SM-") are offered under the Contract:

                                VALUE PORTFOLIO
                                GROWTH PORTFOLIO
                         INTERNATIONAL GROWTH PORTFOLIO
                       GLOBAL STRATEGIC INCOME PORTFOLIO
                     GLOBAL INTERACTIVE/TELECOMM PORTFOLIO

 The following series of ALLMERICA INVESTMENT TRUST ("Trust") is offered under the Contract:

                               MONEY MARKET FUND

Contract Values may also be allocated to the Fixed Account, which is part of the Company's General Account. Amounts allocated to the Fixed Account earn interest at a guaranteed rate from the date allocated to the next Contract anniversary.

Each Contract is a "modified endowment contract" for federal income tax purposes, except in certain circumstances described in "FEDERAL TAX CONSIDERATIONS." A loan, distribution or other amounts received from a modified endowment contract during the life of the Insured will be taxed to the extent of accumulated income in the Contract. Death Benefits under a modified endowment contract, however, are generally not subject to federal income tax, except in certain cases described in "FEDERAL TAX CONSIDERATIONS."

IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH THE CONTRACT. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY CURRENT PROSPECTUSES OF THE PALLADIAN-SM- TRUST AND ALLMERICA INVESTMENT TRUST. INVESTORS SHOULD RETAIN A COPY OF THIS PROSPECTUS FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES COMMISSIONS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE CONTRACTS ARE OBLIGATIONS OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY AND ARE DISTRIBUTED BY ALLMERICA INVESTMENTS, INC. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR CREDIT UNION. THE CONTRACTS ARE NOT INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC), OR ANY OTHER FEDERAL AGENCY. INVESTMENTS IN THE CONTRACTS ARE SUBJECT TO VARIOUS RISKS, INCLUDING THE FLUCTUATION OF VALUE AND POSSIBLE LOSS OF PRINCIPAL.

                             Dated __________ 1997

                               TABLE OF CONTENTS

SPECIAL TERMS.........................................................................          3
SUMMARY...............................................................................          5
DESCRIPTION OF ALLMERICA FINANCIAL, THE VARIABLE ACCOUNT,
 THE PALLADIAN-SM- TRUST AND ALLMERICA INVESTMENT TRUST...............................         11
  Allmerica Financial.................................................................         11
  The Variable Account................................................................         11
  The Palladian-SM- Trust.............................................................         11
  Allmerica Investment Trust..........................................................         12
INVESTMENT OBJECTIVES AND POLICIES....................................................         13
THE CONTRACT..........................................................................         13
  Application for a Contract..........................................................         13
  Free Look Period....................................................................         14
  Conversion Privilege................................................................         14
  Payments............................................................................         14
  Allocation of Payments..............................................................         15
  Transfer Privilege..................................................................         15
  Death Benefit.......................................................................         16
  Contract Value......................................................................         17
  Payment Options.....................................................................         18
  Optional Insurance Benefits.........................................................         18
  Surrender...........................................................................         18
  Partial Withdrawal..................................................................         19
CHARGES AND DEDUCTIONS................................................................         19
  Monthly Deductions..................................................................         19
  Daily Deductions....................................................................         20
  Surrender Charge....................................................................         20
  Partial Withdrawal Costs............................................................         20
  Transfer Charges....................................................................         21
CONTRACT LOANS........................................................................         21
CONTRACT TERMINATION AND REINSTATEMENT................................................         22
OTHER CONTRACT PROVISIONS.............................................................         23
FEDERAL TAX CONSIDERATIONS............................................................         24
  Allmerica Financial and the Variable Account........................................         24
  Taxation of the Contracts...........................................................         24
VOTING RIGHTS.........................................................................         26
DIRECTORS AND PRINCIPAL OFFICERS......................................................         27
DISTRIBUTION..........................................................................         27
REPORTS...............................................................................         28
PERFORMANCE INFORMATION...............................................................         28
LEGAL PROCEEDINGS.....................................................................         29
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS.....................................         29
FURTHER INFORMATION...................................................................         30
INDEPENDENT ACCOUNTANTS...............................................................         30
MORE INFORMATION ABOUT THE FIXED ACCOUNT..............................................         30
FINANCIAL STATEMENTS..................................................................        F-1
APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE.....................................        A-1
APPENDIX B -- OPTIONAL INSURANCE BENEFITS.............................................        A-2
APPENDIX C -- PAYMENT OPTIONS.........................................................        A-3
APPENDIX D -- ILLUSTRATIONS...........................................................        A-5

                                 SPECIAL TERMS

AGE: how old the Insured is on his/her last birthday measured on the Date of Issue and each Contract anniversary.

ALLMERICA FINANCIAL: Allmerica Financial Life Insurance and Annuity Company. "We," "our," "us" and "Company" refer to Allmerica Financial in this prospectus.

BENEFICIARY: the person or persons you name to receive the Net Death Benefit when the Insured dies.

CONTRACT OWNER: the person who may exercise all rights under the Contract, with the consent of any irrevocable Beneficiary. "You" and "your" refer to the Contract Owner in this prospectus.

CONTRACT VALUE: the total value of your Contract. It is the SUM of the:

    -Value of the units of the Sub-Accounts credited to your Contract; PLUS

    -Accumulation in the Fixed Account credited to the Contract.

DATE OF ISSUE: the date the Contract was issued, used to measure the Monthly Processing Date, Contract months, Contract years and Contract anniversaries.

DEATH BENEFIT: the Face Amount (the amount of insurance determined by your Payment) or the Guideline Minimum Sum Insured (the minimum death benefit federal law requires), whichever is greater.

EVIDENCE OF INSURABILITY: information, including medical information, used to decide the Insured's Underwriting Class.

FACE AMOUNT: the amount of insurance coverage. The Face Amount is shown in your Contract.

FINAL PAYMENT DATE: the Contract anniversary before the Insured's 100th birthday. After this date, no Payments may be made and the Net Death Benefit is the Contract value less any Outstanding Loan.

FIXED ACCOUNT: a guaranteed account of the General Account that guarantees principal and a fixed minimum interest rate.

FUNDS: the portfolios of The Palladian-SM- Trust and the fund of Allmerica Investment Trust which are offered under the Contract. These are the Value Portfolio, Growth Portfolio, International Growth Portfolio, Global Strategic Income Portfolio, and Global Interactive/Telecomm Portfolio of The Palladian-SM-Trust and the Money Market Fund of Allmerica Investment Trust.

GENERAL ACCOUNT: all our assets other than those held in separate investment accounts.

GUIDELINE MINIMUM SUM INSURED: the minimum death benefit required to qualify the Contract as "life insurance" under federal tax laws. The guideline minimum sum insured is the PRODUCT of

    -The Contract Value TIMES

    -A percentage based on the Insured's age

GUIDELINE SINGLE PREMIUM: used to determine the Face Amount under the Contract.

ISSUANCE AND ACCEPTANCE: the date we mail the Contract if the application is approved with no changes requiring your consent; otherwise, the date we receive your written consent to any changes.

INSURED: the person or persons covered under the Contract. If more than one person is named, all provisions of the Contract that are based on the death of the Insured will be based on the date of death of the last surviving Insured.

LOAN VALUE: the maximum amount you may borrow under the Contract.

MONTHLY DEDUCTIONS: the amount of money that we deduct from the Contract Value each month to pay for the Monthly Maintenance Fee, Administration Charge, Monthly Insurance Protection Charge, Distribution Charge and the Federal & State Payment Tax Charge.

MONTHLY INSURANCE PROTECTION CHARGE: the amount of money that we deduct from the Contract Value each month to pay for the insurance.

MONTHLY PROCESSING DATE: the date, shown in your Contract, when Monthly Deductions are deducted.

NET DEATH BENEFIT: Before the Final Payment Date, the Net Death Benefit is:

    -The Death Benefit; MINUS

    -Any Outstanding Loan on the Insured's death, rider charges and Monthly
     Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawal costs and surrender charges.

After the Final Payment Date, the Net Death Benefit is:

    -The Contract Value; MINUS

    -Any Outstanding Loan on the Insured's death.

OUTSTANDING LOAN: all unpaid Contract loans plus loan interest due or accrued.

PAYMENT: the payment you must make to us.

PRINCIPAL OFFICE: our office at 440 Lincoln Street, Worcester, Massachusetts 01653.

PRO-RATA ALLOCATION: an allocation among the Fixed Account and the Sub-Accounts of the Variable Account in the same proportion that, on the date of allocation, the Contract Value in the Fixed Account (other than value subject to Outstanding
Loan) and the Contract Value in each Sub-Account bear to the total Contract
Value.

SECOND-TO-DIE: the Contract may be issued as a joint survivorship
("Second-to-Die") policy. Life insurance coverage is provided for two Insureds, with death benefits payable at the death of the last surviving Insured.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a Fund.

SURRENDER VALUE: the amount payable on a full surrender. It is the Contract Value less any Outstanding Loan and surrender charges.

UNDERWRITING CLASS: the insurance risk classification that we assign the Insured based on the information in the application and other Evidence of Insurability we consider. The Insured's underwriting class will affect the Monthly Insurance Protection Charge.

UNIT: a measure of your interest in a Sub-Account.

VALUATION DATE: any day on which the net asset value of the shares of any Funds and Unit values of any Sub-Accounts are computed. Valuation dates currently occur on:

    -Each day the New York Stock Exchange is open for trading; and

    -Other days (other than a day during which no Payment, partial withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in a Fund's portfolio securities so that the current net asset value of the Sub-Accounts may be materially affected.

VALUATION PERIOD: the interval between two consecutive Valuation Dates.

VARIABLE ACCOUNT: Fulcrum Variable Life Separate Account, one of Allmerica Financial's separate investment accounts.

WRITTEN REQUEST: your request in writing, satisfactory to us, received at our Principal Office.

                                    SUMMARY

WHAT IS THE CONTRACT'S OBJECTIVE?

The objective of the Contract is to give permanent life insurance protection and to help you build assets tax-deferred. Benefits available through the Contract include:

- A life insurance benefit that can protect your family;

- Payment options that can guarantee an income for life, if you want to use your Contract for retirement income;

- A personalized investment portfolio you may tailor to meet your needs, time frame and risk tolerance level;

- Experienced professional investment advisers who are compensated on an incentive fee basis; and

- Tax deferral on earnings while your money is accumulating.

The Contract combines features and benefits of traditional life insurance with the advantages of professional money management. However, unlike the fixed benefits of ordinary life insurance, the Contract Value will increase or decrease depending on investment results. Unlike traditional insurance policies, the Contract has no fixed schedule for payments.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is a contract between you and us. Each Contract has a Contract Owner ("you"), the Insured and a Beneficiary. As Contract Owner, you make the payment, choose investment allocations and select the Insured and Beneficiary. The Insured is the person covered under the Contract. The Beneficiary is the person who receives the Net Death Benefit when the Insured dies.

WHAT HAPPENS WHEN THE INSURED DIES?

We will pay the Net Death Benefit to the Beneficiary when the Insured dies while the Contract is in effect. If the Contract was issued as a Second-to-Die policy, the Net Death Benefit will be paid on the death of the last surviving Insured. The Death Benefit is the Face Amount (the amount of insurance determined by your Payment) or the minimum death benefit federal tax law requires, whichever is greater. The Net Death Benefit is the Death Benefit less any Outstanding Loan, rider charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawals and surrender charges. However, after the Final Payment Date, the Net Death Benefit is the Contract Value less any Outstanding Loan. The Beneficiary may receive the Net Death Benefit in a lump sum or under a payment option we offer.

CAN I EXAMINE THE CONTRACT?

Yes. You have the right to examine and cancel your Contract by returning it to us or to one of our representatives within 10 days (or such later date as required in your state) after you receive the Contract.

If your Contract provides for a full refund under its "Right to Cancel" provision as required in your state, your refund will be your entire Payment.

If your Contract does not provide for a full refund, you will receive:

- Amounts allocated to the Fixed Account; PLUS

- The Contract Value in the Variable Account; PLUS

- All fees, charges and taxes which have been imposed.

Your refund will be determined as of the Valuation Date that the Contract is received at our Principal Office.

WHAT ARE MY INVESTMENT CHOICES?

You currently have a choice of six Funds:

- Value Portfolio of The Palladian-SM- Trust
    Managed by GAMCO Investors, Inc.;

- Growth Portfolio of The Palladian-SM- Trust
    Managed by Stonehill Capital Management, Inc.;

- International Growth Portfolio of The Palladian-SM- Trust,
    Managed by Bee & Associates Incorporated;

- Global Strategic Income Portfolio of The Palladian-SM- Trust,
    Managed by Fischer Francis Trees & Watts, Inc.;

- Global Interactive/Telecomm Portfolio of The Palladian-SM- Trust, Managed by GAMCO Investors, Inc.; and

- Money Market Fund of Allmerica Investment Trust,
    Managed by Allmerica Asset Management, Inc.

This range of investment choices allows you to allocate your money among the various Funds to meet your investment needs. If your Contract provides for a full refund under its "Right to Cancel" provision as required in your state, we will allocate all Sub-Account investments to the Money Market Fund. Relocation will then be made to the Sub-Account investments you selected on the application no later than the expiration of the Right to Cancel period.

The Contract also offers a Fixed Account. The Fixed Account is a guaranteed account offering a minimum interest rate. It is part of the General Account of the Company.

WHO ARE THE INVESTMENT ADVISERS?

THE PALLADIAN-SM- TRUST. Palladian-SM- Advisors, Inc. ("PAI") serves as overall manager of The Palladian-SM- Trust and is responsible for general investment supervisory services to the Portfolios. PAI has retained the services of Tremont Partners, Inc. ("Tremont") to provide research concerning registered investment advisers to be retained by Palladian-SM- as Portfolio Managers, to monitor and assist PAI with the periodic reevaluation of existing Portfolio Managers and to make periodic reports to PAI and The Palladian-SM- Trust.

The Portfolio Managers of the five Portfolios of The Palladian-SM- Trust are as follows:

PORTFOLIO                                                                  PORTFOLIO MANAGER
-------------------------------------------------------------------------  ---------------------------------------
Value Portfolio                                                            GAMCO Investors, Inc.
Growth Portfolio                                                           Stonehill Capital Management, Inc.
International Growth Portfolio                                             Bee & Associates Incorporated
Global Strategic Income Portfolio                                          Fischer Francis Trees & Watts, Inc.
Global Interactive/Telecomm Portfolio                                      GAMCO Investors, Inc.

ALLMERICA INVESTMENT TRUST. Allmerica Investment Management Company, Inc. is the investment manager of Allmerica Investment Trust and, subject to the direction of its Board of Trustees, handles the day-to-day affairs of the Trust. Allmerica Investment Management Company, Inc. has entered into a Sub-Adviser Agreement with its affiliate, Allmerica Asset Management, Inc., for investment management services for the Money Market Fund.

For more information, see "The Palladian-SM- Trust" and "Allmerica Investment Trust."

CAN I MAKE TRANSFERS AMONG THE FUNDS AND THE FIXED ACCOUNT?

Yes. You may transfer among the Funds and the Fixed Account, subject to our consent and then current rules. You will incur no current taxes on transfers while your money is in the Contract. You also may elect automatic account rebalancing so that assets remain allocated according to a desired mix or choose automatic dollar cost averaging to gradually move funds into one or more Sub-Accounts. See "TRANSFER PRIVILEGE."

HOW MUCH CAN I INVEST AND HOW OFTEN?

The Contract requires a single payment on or before the Date of Issue. Additional Payment(s) of at least $10,000 may be made as long as the total Payments do not exceed the Maximum Payment amount specified in the Contract.

WHAT IF I NEED MY MONEY?

You may borrow up to the Loan Value of your Contract. The Loan Value is 90% of your Contract Value less the surrender charge. You may also make partial withdrawals and surrender the Contract for its Surrender Value.

The guaranteed annual interest rate credited to the Contract Value securing a loan will be at least 4.0%. However, any portion of the Outstanding Loan that is a preferred loan will be credited with not less than 5.50%.

We will allocate Contract loans among the Sub-Accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-Rata Allocation. We will transfer the Contract Value in each Sub-Account equal to the Contract loan to the Fixed Account.

You may surrender your Contract and receive its Surrender Value. You may make partial withdrawals of $1,000 or more from the Contract Value, subject to partial withdrawal costs and any applicable surrender charges. The Face Amount is reduced by each partial withdrawal. We will not allow a partial withdrawal if it would reduce the Contract Value below $25,000. A surrender or partial withdrawal may have tax consequences. See "TAXATION OF CONTRACTS."

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

Yes. There are several changes you can make after receiving your Contract, within limits. You may

- Cancel your Contract under its "Right to Cancel" provision;

- Transfer your ownership to someone else;

- Change the Beneficiary;

- Change the allocation for any additional Payment, with no tax consequences under current law;

- Make transfers of the Contract Value among the Funds, with no taxes incurred under current law; and

- Add or remove the optional insurance benefits provided by the rider.

CAN I CONVERT MY CONTRACT INTO A NON-VARIABLE CONTRACT?

Yes. You can convert your Contract without charge during the first 24 months after the Date of Issue. On conversion, we will transfer the Contract Value in the Variable Account to the Fixed Account. We will allocate any future payment(s) to the Fixed Account, unless you instruct us otherwise.

WHAT CHARGES WILL I INCUR UNDER MY CONTRACT?

The following charges will apply to your Contract under the circumstances described. Some of these charges apply throughout the Contract's duration.

We deduct the following monthly charges from the Contract Value:

- a $2.50 Maintenance Fee from Contracts with a Contract Value of less than $50,000 (See "Maintenance Fee.");

- 0.40% on an annual basis for the administrative expenses (See "Administration Charge.");

- 0.20% to 2.50% (depending on the type of Contract and Underwriting Class) on an annual basis for the cost of insurance (See "Monthly Insurance Protection Charge."); and

For the first ten Contract years:

- 0.30% on an annual basis for distribution expenses (See "Distribution Fee."); and

- 0.40% on an annual basis for federal, state and local taxes (See "Federal & State Payment Tax Charge.").

The following daily charge is deducted from the Variable Account:

- 0.90% on an annual basis for the mortality and expense risks (See "Mortality and Expense Risk Charge.").

WHAT ARE THE EXPENSES AND FEES OF THE FUNDS?

In addition to the charges described above, certain fees and expenses are deducted from the assets of the Funds. The levels of fees and expenses vary among the Funds.

Beginning February 1, 1997, a performance-based management fee is in effect for the five Portfolios of The Palladian-SM- Trust. The base fee is 2.00%, but the actual fee may vary from between 0.00% to 4.00%, depending on the Portfolio's performance. The base fee of 2.00% will be paid if the Portfolio's performance (net of all fees and expenses, including the management fee) is between 1.5 and
3.0 percentage points higher than the applicable benchmark index. A fee of 4.00% will be paid only if the Portfolio's performance (net of all fees and expenses, including the management fee) is at least 7.5 percentage points higher than the applicable benchmark index. No fee will apply if the Portfolio's performance is more than 3.0 percentage points lower than the applicable benchmark index; see the prospectus of The Palladian-SM- Trust for more details. Because of this variation, expense information assuming fees of 0.00%, 2.00% and 4.00% is shown below. The fee, however, could be any figure between 0.00% and 4.00%.

EXAMPLE 1 -- ASSUMING MANAGEMENT FEE OF 0.00% FOR THE PORTFOLIOS OF THE PALLADIAN-SM- TRUST.

(For the management fee to be 0.00% a Portfolio's performance, net of all fees and expenses, would have to be more than 3.0 percentage points below the benchmark index.)

                                                                                    OTHER EXPENSES
                                                                                      (AFTER ANY
                                                                                      APPLICABLE     TOTAL OPERATING
FUND                                                             MANAGEMENT FEES    REIMBURSEMENT)       EXPENSES
--------------------------------------------------------------  -----------------  ----------------  ----------------
Value Portfolio...............................................       0.00%(1)           0.70%(2)          0.70%
Growth Portfolio..............................................       0.00%(1)           0.70%(2)          0.70%
International Growth Portfolio................................       0.00%(1)           1.20%(2)          1.20%
Global Strategic Income Portfolio.............................       0.00%(1)           1.20%(2)          1.20%
Global Interactive/Telecomm Portfolio.........................       0.00%(1)           1.20%(2)          1.20%
Money Market Fund.............................................       0.28%              0.06%(3)          0.34%

EXAMPLE 2 -- ASSUMING MANAGEMENT FEE OF 2.00% FOR THE PORTFOLIOS OF THE PALLADIAN-SM- TRUST.

(For the management fee to be 2.00%, a Portfolio's performance, net of all fees and expenses (including the management fee), would have to be between 1.5 and
3.0 percentage points higher than the benchmark index.)

                                                                                    OTHER EXPENSES
                                                                                      (AFTER ANY
                                                                                      APPLICABLE     TOTAL OPERATING
FUND                                                             MANAGEMENT FEES    REIMBURSEMENT)       EXPENSES
--------------------------------------------------------------  -----------------  ----------------  ----------------
Value Portfolio...............................................       2.00%(1)           0.70%(2)          2.70%
Growth Portfolio..............................................       2.00%(1)           0.70%(2)          2.70%
International Growth Portfolio................................       2.00%(1)           1.20%(2)          3.20%
Global Strategic Income Portfolio.............................       2.00%(1)           1.20%(2)          3.20%
Global Interactive/Telecomm Portfolio.........................       2.00%(1)           1.20%(2)          3.20%
Money Market Fund.............................................       0.28%              0.06%(3)          0.34%

EXAMPLE 3 -- ASSUMING MANAGEMENT FEE OF 4.00% FOR THE PORTFOLIOS OF THE PALLADIAN-SM- TRUST.

(For the management fee to be 4.00%, a Portfolio's performance, net of all fees and expenses (including the management fee), would have to be at least 7.5 percentage points higher than the benchmark index.)

                                                                                    OTHER EXPENSES
                                                                                      (AFTER ANY
                                                                                      APPLICABLE     TOTAL OPERATING
FUND                                                             MANAGEMENT FEES    REIMBURSEMENT)       EXPENSES
--------------------------------------------------------------  -----------------  ----------------  ----------------
Value Portfolio...............................................       4.00%(1)           0.70%(2)          4.70%
Growth Portfolio..............................................       4.00%(1)           0.70%(2)          4.70%
International Growth Portfolio................................       4.00%(1)           1.20%(2)          5.20%
Global Strategic Income Portfolio.............................       4.00%(1)           1.20%(2)          5.20%
Global Interactive/Telecomm Portfolio.........................       4.00%(1)           1.20%(2)          5.20%
Money Market Fund.............................................       0.28%              0.06%(3)          0.34%

(1) Effective February 1, 1997, a performance-based management fee is in effect, which fee may vary anywhere from 0.00% to 4.00%.

(2) The Manager has agreed to limit operating expenses and reimburse those expenses to the extent that the Portfolio's "other expenses" (i.e., expenses other than management fees) through at least December 31, 1997 exceed the following expense limitations: Value Portfolio, 0.70%; Growth Portfolio, 0.70%; International Growth Portfolio, 1.20%; Global Strategic Income Portfolio, 1.20%; and Global Interactive/ Telecomm Portfolio, 1.20%. For the two years following the date that the expense limitation ends, each Portfolio will reimburse the Manager for any fees it waived or expenses it reimbursed pursuant to the expense limitation, provided that such reimbursement would not cause the Portfolio's "other expense" ratio to exceed the expense limitation set forth above. After this two-year period, the Portfolio's reimbursement liability to the Manager will cease. In addition, if at any time the investment management agreement between the Manager and the Portfolios terminates, the Portfolio's reimbursement liability to the Manager will cease.

(3) Under the Management Agreement with Allmerica Investment Trust, Allmerica Investment Management Company, Inc. ("Manager") has declared a voluntary expense limitation of 0.60% for the Money Market Fund. The total operating expenses of the Money Market Fund was less than the expense limitation throughout 1996. The declaration of a voluntary expense limitation in any year does not bind Allmerica Investment to declare future expense limitations with respect to this Fund.

The preceding expense information was provided to us by the Funds, and we have not independently verified such information. These Fund expenses are not direct charges against Sub-Account assets or reductions from Contract value; rather, these Fund expenses are taken into consideration in computing each Fund's net asset value, which is the share price used the calculate the unit values of the Sub-Accounts.

For more information concerning fees and expenses, see the prospectuses of The Palladian-SM- Trust and Allmerica Investment Trust.

WHAT CHARGES DO I INCUR IF I SURRENDER MY CONTRACT OR MAKE
  A PARTIAL WITHDRAWAL?

The charges below apply only if you surrender your Contract or make partial withdrawals:

- Surrender Charge -- This charge applies on full surrenders within ten Contract years. The surrender charge begins at 9.75% of the Payment(s) and decreases to 0% by the tenth Contract year.

- Partial Withdrawal Costs -- We deduct from the Contract Value the following for partial withdrawals:

    -A transaction fee of 2.0% of the amount withdrawn, not to exceed $25, for each partial withdrawal for processing costs; and

    -A surrender charge on a withdrawal exceeding the "Free 10% Withdrawal."

The first 12 transfers of Contract Value in a Contract year are free. A transfer charge not to exceed $25 may apply for each additional transfer in the same Contract year. This charge is for the costs of processing the transfer.

WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY CONTRACT?

The Contract will not lapse unless the Surrender Value on a Monthly Processing Date is less than zero. There is a 62-day grace period in this situation. You may reinstate your Contract within three years after the grace period, within limits.

HOW IS MY CONTRACT TAXED?

The Contract has been designed to be a "modified endowment contract." However, an exchange under Section 1035 of the Code of a life insurance contract entered into before June 21, 1988 will not cause the this Contract to be treated as a modified endowment contract if no additional payments are made and there is no increase in the death benefit as a result of the exchange.

If the Contract is considered a modified endowment contract, all distributions (including Contract loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis. Also, a 10% penalty tax may be imposed on that part of a distribution that is includible in income. However, the Net Death Benefit under the Contract is excludable from the gross income of the Beneficiary. In some circumstances, federal estate tax may apply to the Net Death Benefit or the Contract Value. See "TAXATION OF THE CONTRACT."

This Summary is intended to provide only a very brief overview of the more significant aspects of the Contract. This prospectus and the Contract provide further detail. The Contract provides insurance protection for the named Beneficiary. The Contract and its attached application are the entire agreement between you and the Company.

           DESCRIPTION OF ALLMERICA FINANCIAL, THE VARIABLE ACCOUNT,
             THE PALLADIAN-SM- TRUST AND ALLMERICA INVESTMENT TRUST

ALLMERICA FINANCIAL. Allmerica Financial is a life insurance company organized under the laws of Delaware in 1974. We are an indirect, wholly owned subsidiary of First Allmerica Financial Life Insurance Company, formerly named State Mutual Life Assurance Company of America ("First Allmerica"). First Allmerica was organized under the laws of Massachusetts in 1844 and is the fifth oldest life insurance company in America. Our Principal Office is 440 Lincoln Street, Worcester, Massachusetts 01653, Telephone 1-508-855-1000. We are subject to the laws of the state of Delaware, to regulation by the Commissioner of Insurance of Delaware, and to other laws and regulations where we are licensed to operate.

THE VARIABLE ACCOUNT. The Variable Account is a separate investment account with six Sub-Accounts. Each Sub-Account invests in a Fund of The Palladian Trust and Allmerica Investment Trust. The assets used to fund the variable part of the Contracts are set aside in Sub-Accounts and are separate from our general assets. We administer and account for each Sub-Account as part of our general business. However, income, capital gains and capital losses are allocated to each Sub-Account without regard to any of our other income, capital gains or capital losses. Under Delaware law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of ours.

Our Board of Directors authorized the Variable Account by vote on June 13, 1996. The Variable Account meets the definition of "separate account" under federal securities laws. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve SEC supervision of the management or investment practices or policies of the Variable Account or of Allmerica Financial. We reserve the right, subject to law, to change the names of the Variable Account and the Sub-Accounts.

THE PALLADIAN-SM- TRUST. The Palladian-SM- Trust was established as a Massachusetts business trust on September 8, 1993, and is registered with the SEC as a management investment company. Five investment portfolios are currently available under the Contract. The assets of each Portfolio are held separate from the assets of the other Portfolios. Each Portfolio operates as a separate investment vehicle and the income or losses of one Portfolio have no effect on the investment performance of another Portfolio. Shares of The Palladian-SM-Trust are not offered to the general public, but solely to separate accounts of insurance companies for the purpose of providing a vehicle for the investment of assets.

Palladian-SM- Advisors, Inc. ("PAI") serves as overall manager of The Palladian-SM-Trust and is responsible for general investment supervisory services to the Portfolios. The Palladian-SM- Trust and PAI have retained several Portfolio Managers to manage the assets of each Portfolio. PAI has also retained Tremont Advisors, Inc. ("Tremont"), as Portfolio Consultants, to research, evaluate, recommend and monitor the Portfolio Managers. PAI is located at 4225 Executive Square, Suite 355, La Jolla, California 92037.

The five Portfolios of The Palladian-SM- Trust and their respective Portfolio Managers are as follows:

PORTFOLIO                                                                  PORTFOLIO MANAGER
-------------------------------------------------------------------------  ---------------------------------------
The Value Portfolio                                                        GAMCO Investors, Inc.
The Growth Portfolio                                                       Stonehill Capital Management, Inc.
The International Growth Portfolio                                         Bee & Associates Incorporated
The Global Strategic Income Portfolio                                      Fischer Francis Trees & Watts, Inc.
The Global Interactive/Telecomm Portfolio                                  GAMCO Investors, Inc.

The Palladian-SM- Trust pays PAI and the Portfolio Managers a monthly fee (the "management fee") based on the average daily net assets of each Portfolio. Each Portfolio Manager is paid on an incentive fee basis, which could result in either higher than average management fees or, possibly, no management fee at all, depending on how well each Portfolio Manager performs. There are two components to the management fee: the basic fee and the incentive fee. The management fee is structured to vary based upon the Portfolio's performance (after expenses) compared to that of an appropriate market benchmark selected for that Portfolio. The total advisory free for PAI, Tremont and the Portfolio Managers for the first 12 months of operations is, for each Portfolio, 80% of average daily net assets. As of February 1, 1997, the Management and Management fee schedule provides for an incentive performance fee for superior performance, and provides for lower fee for sub-par performance. The base fee will be 2.00%, but may vary from 0.00% to 4.00% depending on the Portfolio's performance. Each Portfolio Manager also has invested $1 million in the Portfolios it manages, so it is managing a portion of its money along with your money. PAI is responsible for paying the fee of Tremont, which is structured to vary based on how well the Portfolio Managers perform. See the prospectus of The Palladian-SM- Trust for more details.

ALLMERICA INVESTMENT TRUST. Allmerica Investment Trust is an open-end, diversified, management investment company registered with the SEC under the 1940 Act.

Allmerica Investment Trust was established as a Massachusetts business trust on October 11, 1984, for the purpose of providing a vehicle for the investment of assets of various variable accounts established by the Company or other affiliated insurance companies. The Money Market Fund of Allmerica Investment Trust is available under the Contract; certain other funds of Allmerica Investment Trust are not currently offered under the Contract. Shares of the Trust are not offered to the general public but solely to such variable accounts.

Allmerica Investment Management Company, Inc. ("AIMCO") is the investment manager of Allmerica Investment Trust and, subject to the direction of the Board of Trustees, handles the day-to-day affairs of the Trust. AIMCO has entered into a Sub-Adviser Agreement with its affiliate, Allmerica Asset Management, Inc. ("AAM") for investment management services for the Money Market Fund. Under the Sub-Adviser Agreement, AAM is authorized to engage in portfolio transactions on behalf of the Money Market Fund, subject to such general or specific instructions as may be given by the Trustees. The terms of the Sub-Adviser Agreement cannot be materially changed without the approval of a majority in interest of the shareholders of the Fund. Both AIMCO and AAM are located at 440 Lincoln Street, Worcester, Massachusetts, 01653.

Other than the expenses specifically assumed by AIMCO under the Management Agreement, all expenses incurred in the operation of the Trust are borne by it, including fees and expenses associated with the registration and qualification of the Trust's shares under the Securities Act of 1933, other fees payable to the SEC, independent public accountant, legal and custodian fees, association membership dues, taxes, interest, insurance premiums, brokerage commissions, fees and expenses of the Trustees who are not affiliated with First Allmerica and its affiliates and subsidiaries, expenses for proxies, prospectuses, reports to shareholders and other expenses.

For providing its services under the Management Agreement, AIMCO will receive a fee, computed daily at an annual rate based on the average daily net asset value of the Money Market Fund as follows: 0.35% on net asset value up to $50,000,000; 0.25% on the next $200,000,000; and 0.20% on the remainder. The fee is paid from the assets of the Money Market Fund. AIMCO is solely responsible for the payment of all fees for investment management services to AAM, which will be a fee of 0.10%, computed daily at an annual rate based on the average daily net asset value of the Money Market Fund.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE FUNDS, AND OTHER RELEVANT INFORMATION REGARDING THE FUNDS MAY BE FOUND IN THE PROSPECTUSES OF THE PALLADIAN-SM- TRUST AND ALLMERICA INVESTMENT TRUST WHICH ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The Statements of Additional Information of Palladian-SM- and the Trust are available upon request. There can be no assurance that the investment objectives of the Funds can be achieved or that the value of a Contract will equal or exceed the aggregate amount of the Payment(s) made under the Contract.

VALUE PORTFOLIO seeks to make money for investors by investing primarily in companies that the Portfolio Manager believes are undervalued and that by virtue of anticipated developments may, in the Portfolio Manager's judgment, achieve significant capital appreciation.

GROWTH PORTFOLIO seeks to make money for investors by investing primarily in securities selected for their long-term growth prospects.

INTERNATIONAL GROWTH PORTFOLIO seeks to make money for investors by investing internationally for long-term capital appreciation, primarily in equity securities.

GLOBAL STRATEGIC INCOME PORTFOLIO seeks to make money for investors by investing for high current income and capital appreciation in a variety of domestic and foreign fixed-income securities.

GLOBAL INTERACTIVE/TELECOMM PORTFOLIO seeks to make money for investors primarily by investing globally in equity securities of companies engaged in the development, manufacture or sale of interactive and/or telecommunications services and products.

MONEY MARKET FUND seeks to obtain maximum current income consistent with the preservation of capital and liquidity.

If there is a material change in the investment policy of a Fund, the Contract Owner will be notified of the change. If the Contract Owner has Contract Value allocated to that Fund, he or she may have the Contract Value reallocated without charge to another Fund or to the Fixed Account, where available, on Written Request received by the Company within sixty (60) days of the later of:
(1) the effective date of such change in the investment policy or (2) the receipt of the notice of the Contract Owner's right to transfer.

                                  THE CONTRACT

APPLICATION FOR A CONTRACT -- Individuals wishing to purchase a Contract must complete an application and submit it to an authorized registered agent or to Allmerica Financial at its Principal Office. We offer Contracts to applicants 89 years old and under. After receiving a completed application from a prospective Contract Owner, we will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Contract only after underwriting has been completed. We may reject an application that does not meet our underwriting guidelines.

If a prospective Contract Owner makes the initial Payment with the application, we will provide fixed conditional insurance during underwriting. The conditional insurance will be based upon Death Benefit Factors shown in the Conditional Insurance Agreement, up to a maximum of $500,000, depending on Age and Underwriting Class. This coverage will continue for a maximum of 90 days from the date of the application or, if required, the completed medical exam. If death is by suicide, we will return only the Payment made.

If the initial Payment is not made with the application, on Contract delivery we will require the initial Payment to place the insurance in force.

If you made the initial Payment before the date of Issuance and Acceptance, we will allocate the Payment to our General Account within two business days of receipt of the Payment at our Principal Office. IF WE

ARE UNABLE TO ISSUE THE CONTRACT, WE WILL ISSUE AN ANNUITY CONTRACT. HOWEVER, IF THE CONTRACT OWNER HAS ELECTED NOT TO RECEIVE THE ANNUITY CONTRACT ON THE APPLICATION, THE PAYMENT WILL BE RETURNED TO THE CONTRACT OWNER WITHOUT INTEREST.

If your application is approved and the Contract is issued and accepted, we will allocate your Contract Value on Issuance and Acceptance according to your instructions. However, if your Contract provides for a full refund of Payments under its "Right to Cancel" provision as required in your state (see "THE CONTRACT -- FREE LOOK PERIOD"), we will initially allocate your Sub-Account investments to the Money Market Fund. We will reallocate all amounts according to your investment choices no later than the expiration of the right to cancel period.

FREE LOOK PERIOD -- The Contract provides for a free look period under the Right to Cancel provision. You have the right to examine and cancel your Contract by returning it to us or to one of our representatives on or before the tenth day (or such later date as required in your state) after you receive the Contract.

If your Contract provides for a full refund under its "Right to Cancel" provision as required in your state, your refund will be your entire Payment. If your Contract does not provide for a full refund, you will receive:

    -Amounts allocated to the Fixed Account; PLUS

    -The Contract Value in the Variable Account: PLUS

    -All fees, charges and taxes which have been imposed.

We may delay a refund of any Payment made by check until the check has cleared your bank. Your refund will be determined as of the Valuation Date that the Contract is received at our Principal Office.

CONVERSION PRIVILEGE -- Within 24 months of the Date of Issue, you can convert your Contract into a non-variable Contract by transferring all Contract Value in the Sub-Accounts to the Fixed Account. The conversion will take effect at the end of the Valuation Period in which we receive, at our Principal Office, notice of the conversion satisfactory to us. There is no charge for this conversion. We will allocate any future Payment(s) to the Fixed Account, unless you instruct us otherwise.

PAYMENTS -- The Contracts are designed for a large single Payment to be paid by the Contract Owner on or before the Date of Issue. The minimum initial Payment Allmerica Financial requires for a contract is $25,000. The initial Payment is used to determine the Face Amount. The Face Amount will be determined by treating the Payment as equal to 100% of the Guideline Single Premium. You may indicate the desired Face Amount on the application. If the Face Amount specified exceeds 100% of the Guideline Single Premium for the Payment amount, the application will be amended and a Contract with a higher Face Amount will be issued.

If the Face Amount specified is less than 80% of the Guideline Single Premium for the Payment amount, the application will be amended and a Contract with a lower Face Amount will be issued. The Contract Owner must agree to any amendment to the application.

Under our underwriting rules, the Face Amount must be based on 100% of the Guideline Single Premium to be eligible for simplified underwriting.

Payments are payable to Allmerica Financial. Payments may be made by mail to our Principal Office or through our authorized representative. Any additional Payment, after the initial Payment, is credited to the Variable Account or Fixed Account on the date of receipt at the Principal Office.

The Contract limits the ability to make additional Payments. However, no additional Payment may be less than $10,000 without our consent. Any additional Payment(s) may not cause total Payments to exceed the Maximum Payment on the specifications page of your Contract.

Total Payments may not exceed the current maximum payment limits under federal tax law. Where total Payments would exceed the current maximum payment limits, we will only accept that part of a Payment that will make total Payments equal the maximum. We will return any part of a Payment that is greater than that amount. However, we will accept a Payment needed to prevent Contract lapse during a Contract year. See "CONTRACT TERMINATION AND REINSTATEMENT."

ALLOCATION OF PAYMENTS -- In the application for your Contract, you decide the initial allocation of the Payment among the Sub-Account and the Fixed Account. You may allocate the Payment to one or more of the Sub-Accounts and/or the Fixed Account. The minimum amount that you may allocate to a Sub-Account is 1.0% of the Payment. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%.

You may change the allocation of any future Payment by Written Request or telephone request. You have the privilege to make telephone requests, unless you elected not to have the privilege on the application. The policy of Allmerica Financial and its representatives and affiliates are that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. We will use reasonable methods to confirm that instructions communicated by telephone are genuine; otherwise, Allmerica Financial may be liable for any losses from unauthorized or fraudulent instructions. We require that callers on behalf of a Contract Owner identify themselves by name and identify the Contract Owner by name, date of birth and social security number. All telephone requests are tape recorded. An allocation change will take effect on the date of receipt of the notice at the Principal Office. No charge is currently imposed for changing Payment allocation instructions. We reserve the right to impose a charge in the future, but guarantee that the charge will not exceed $25.

The Contract Value in the Sub-Accounts will vary with investment experience. You bear this investment risk. Investment performance may also affect the Death Benefit. Review your allocations of Contract Value as market conditions and your financial planning needs change.

TRANSFER PRIVILEGE -- At any time prior to the election of a Payment Option, subject to our then current rules, you may transfer amounts among the Sub-Accounts or between a Sub-Account and the Fixed Account. (You may not transfer that portion of the Contract Value held in the Fixed Account that secures a Contract loan.)

We will make transfers at your Written Request or telephone request, as described in "THE CONTRACT -- ALLOCATION OF PAYMENTS." Transfers are effected at the value next computed after receipt of the transfer order.

The first 12 transfers in a Contract year are free. After that, we will deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year.

You may apply for automatic transfers from the Fixed Account, the Global Strategic Income Sub-Account or the Money Market Sub-Account to one or more of the other Sub-Accounts every one, two, three, six or twelve months. Each automatic transfer must be at least $100. If the Fixed Account or the Sub-Account from which the automatic transfer is to be made is zero, the automatic transfer will cease. The Contract Owner must reapply for any future automatic transfers.

You may also apply for automatic account rebalancing in order to allocate Contract Value among the Sub-Accounts every one, two, three, six or twelve months. The Fixed Account is not included in the automatic account rebalancing.

We will process automatic transfers or automatic rebalancing on the 15th of each scheduled month. If the 15th is not a business day or is the Monthly Processing Date, we will process the automatic transfer or automatic rebalancing on the next business day.

The first automatic transfer counts as one transfer toward the 12 free transfers allowed in each Contract year. Each subsequent automatic transfer is free and does not reduce the remaining number of transfers that are free in a Contract year. Any transfers made for a conversion privilege, Contract loan or material change in investment policy will not count toward the 12 free transfers.

The transfer privilege is subject to our consent. We reserve the right to impose limits on transfers including, but not limited to, the:

    -Minimum amount that may be transferred;

    -Minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account;

    -Minimum period between transfers involving the Fixed Account; and

    -Maximum amounts that may be transferred from the Fixed Account.

Transfers involving the Fixed Account are currently permitted only if:

    -There has been at least a ninety (90) day period since the last transfer from the Fixed Account; and

    -The amount transferred from the Fixed Account in each transfer does not exceed the lesser of $100,000 or 25% of the Contract Value.

These rules are subject to change by Allmerica Financial.

DEATH BENEFIT -- If the Contract is in force on the Insured's death, we will, with due proof of death, pay the Net Death Benefit to the named Beneficiary. For second-to-die Contracts, the Net Death Benefit is payable on the death of the last surviving Insured. There is no Death Benefit payable on the death of the first Insured to die. We will normally pay the Net Death Benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of Net Death Benefits. See "OTHER CONTRACT PROVISIONS -- Delay of Benefit Payments." The Beneficiary may receive the Net Death Benefit in a lump sum or under a payment option, unless the payment option has been restricted by the Contract owner. See "APPENDIX C -- PAYMENT OPTIONS."

Before the Final Payment Date, the Net Death Benefit is:

    -The Death Benefit: MINUS

    -Any Outstanding Loan, rider charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawals and surrender charges.

After the Final Payment Date, the Net Death benefit is:

    -The Contract Value; MINUS

    -Any Outstanding Loan.

In most states, we will compute the Net Death Benefit on the date we receive due proof of the Insured's death.

The Death Benefit is the GREATER of the:

    -Face Amount; OR

    -Guideline Minimum Sum Insured.

GUIDELINE MINIMUM SUM INSURED -- The guideline minimum sum insured is a percentage of the Contract Value as set forth in "APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE." The guideline minimum sum insured is computed based on federal tax regulations to ensure that the Contract qualifies as a life insurance contract and that the insurance proceeds will be excluded from the gross income of the Beneficiary.

ILLUSTRATION -- In this illustration, assume that the Insured is under the age of 40, and that there is no Outstanding Loan.

A Contract with a $100,000 Face Amount will have a Death Benefit of $100,000. However, because the Death Benefit must be equal to or greater than 250% of Contract Value, if the Contract Value exceeds $40,000 the Death Benefit will exceed the $100,000 Face Amount. In this example, each dollar of Contract Value above $40,000 will increase the Death Benefit by $2.50. For example, a Contract with a Contract Value of $50,000 will have a guideline minimum sum insured of $125,000 ($50,000 x 2.50); Contract Value of $60,000 will produce a guideline minimum sum insured of $150,000 ($60,000 x 2.50); and Contract Value of $75,000 will produce a guideline minimum sum insured of $187,500 ($75,000 x 2.50).

Similarly, if Contract Value exceeds $40,000, each dollar taken out of Contract Value will reduce the Death Benefit by $2.50. If, for example, the Contract Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the Death Benefit will be reduced from $150,000 to $125,000. If, however, the Contract Value multiplied by the applicable percentage from the table in Appendix A is less than the Face Amount, the Death Benefit will equal the Face Amount.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's age in the above example were, for example, 50 (rather than between zero and 40), the applicable percentage would be 185%. The Death Benefit would not exceed the $100,000 face amount unless the Contract Value exceeded $54,054 (rather than $40,000), and each dollar then added to or taken from Contract Value would change the Death Benefit by $1.85.

CONTRACT VALUE -- The Contract Value is the total value of your Contract. It is the SUM of:

    -Your accumulation in the Fixed Account; PLUS

    -The value of your Units in the Sub-Accounts.

There is no guaranteed minimum Contract Value. The Contract Value on any date depends on variables that cannot be predetermined.

Your Contract Value is affected by the:

    -Amount of your Payment(s);

    -Interest credited in the Fixed Account;

    -Investment performance of the Funds you select;

    -Partial withdrawals;

    -Loans, loan repayments and loan interest paid or credited; and

    -Charges and deductions under the Contract.

COMPUTING CONTRACT VALUE -- We compute the Contract Value on the Date of Issue and on each Valuation Date. On the Date of Issue, the Contract Value is:

    -Your Payment plus any interest earned during the period it was allocated to the General Account (see "The Contract -- Application for a Contract"); MINUS

    -The Monthly Deductions due.

On each Valuation Date after the Date of Issue, the Contract Value is the SUM of:

    -Accumulations in the Fixed Account; PLUS

    -The SUM of the PRODUCTS of:

       -The number of Units in each Sub-Account; TIMES

       -The value of a Unit in each Sub-Account on the Valuation Date.

THE UNIT -- We allocate each Payment to the Sub-Accounts you selected. We credit allocations to the Sub-Accounts as Units. Units are credited separately for each Sub-Account.

The number of Units of each Sub-Account credited to the Contract is the QUOTIENT of:

    -That part of the Payment allocated to the Sub-Account; DIVIDED BY

    -The dollar value of a Unit on the Valuation Date the Payment is received at our Principal Office.

The number of Units will remain fixed unless changed by a split of Unit value, transfer, loan, partial withdrawal or surrender. Also, Monthly Deductions taken from a Sub-Account will result in cancellation of Units equal in value to the amount deducted.

The dollar value of a Unit of a Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account. This investment experience reflects the investment performance, expenses and charges of the Fund in which the Sub-Account invests. The value of each Unit was set at $1.00 on the first Valuation Date of each Sub-Account.

The value of a Unit on any Valuation Date is the PRODUCT of:

    -The dollar value of the Unit on the preceding Valuation Date; TIMES

    -The net investment factor.

NET INVESTMENT FACTOR -- The net investment factor measures the investment performance of a Sub-Account during the Valuation Period just ended. The net investment factor for each Sub-Account is the result of:

    -The net asset value per share of a Fund held in the Sub-Account determined at the end of the current Valuation Period; PLUS

    -The per share amount of any dividend or capital gain distributions made by the Fund on shares in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period; DIVIDED BY

    -The net asset value per share of a Fund share held in the Sub-Account determined as of the end of the immediately preceding Valuation Period; MINUS

    -The mortality and expense risk charge for each day in the Valuation Period, currently at an annual rate of 0.90% of the daily net asset value of that Sub-Account.

The net investment factor may be greater or less than one.

PAYMENT OPTIONS -- The Net Death Benefit payable may be paid in a single sum or under one or more of the payment options then offered by Allmerica Financial. See "APPENDIX C -- PAYMENT OPTIONS." These payment options also are available at the Final Payment Date or if the Contract is surrendered. If no election is made, we will pay the Net Death Benefit in a single sum.

OPTIONAL INSURANCE BENEFITS -- You may add an optional insurance benefit to the Contract by rider, as described in "APPENDIX B -- OPTIONAL BENEFIT."

SURRENDER -- You may surrender the Contract and receive its Surrender Value. The Surrender Value is:

    -The Contract Value; MINUS

    -Any Outstanding Loan and surrender charges.

We will compute the Surrender Value on the Valuation Date on which we receive the Contract with a Written Request for surrender. We will deduct a surrender charge if you surrender the Contract within 10 full Contract years of the Date of Issue. See "CHARGES AND DEDUCTIONS -- SURRENDER CHARGE."

The Surrender Value may be paid in a lump sum or under a payment option then offered by us. See "APPENDIX C -- PAYMENT OPTIONS." We will normally pay the Surrender Value within seven days following our receipt of Written Request. We may delay benefit payments under the circumstances described in "OTHER CONTRACT PROVISIONS -- Delay of Benefit Payments."

For important tax consequences of a surrender, see "FEDERAL TAX CONSIDERATIONS."

PARTIAL WITHDRAWAL -- You may withdraw part of the Contract Value of your Contract on Written Request. Your Written Request must state the dollar amount you wish to receive. You may allocate the amount withdrawn among the Sub-Accounts and the Fixed Account. If you do not provide allocation instructions, we will make a Pro-Rata Allocation. Each partial withdrawal must be at least $1,000. We will not allow a partial withdrawal if it would reduce the Contract Value below $25,000. The Face Amount is reduced proportionately based on the ratio of the amount of the partial withdrawal and charges to the Contract Value on the date of withdrawal.

On a partial withdrawal from a Sub-Account, we will cancel the number of Units equal in value to the amount withdrawn. The amount withdrawn will be the amount you requested plus the partial withdrawal costs and any applicable surrender fee. See "CHARGES AND DEDUCTIONS -- SURRENDER CHARGES" and "CHARGES AND DEDUCTIONS -PARTIAL WITHDRAWAL COSTS." We will normally pay the partial withdrawal within seven days following our receipt of Written Request. We may delay payment as described in "OTHER CONTRACT PROVISIONS -- Delay of Benefit Payments."

For important tax consequences of partial withdrawals, see "FEDERAL TAX CONSIDERATIONS."

                             CHARGES AND DEDUCTIONS

The following charges will apply to your Contract under the circumstances described. Some of these charges apply throughout the Contract's duration.

No surrender charges or partial withdrawal charges are imposed, and no commissions are paid where the Contract Owner as of the date of application is within the following class of individuals:

- All employees of First Allmerica and its affiliates and subsidiaries located at First Allmerica's home office (or at off-site locations if such employees are on First Allmerica's home office payroll); all employees and registered representatives of any broker-dealer that has entered into a sales agreement with us or Allmerica Investments, Inc. to sell the Contracts and any spouses of the above persons or any children of the above persons.

MONTHLY DEDUCTIONS -- On the Monthly Processing Date, the Company will deduct an amount to cover charges and expenses incurred in connection with the Contract. This Monthly Deduction will be deducted by subtracting values from the Fixed Account accumulation and/or canceling Units from each applicable Sub-Account in the ratio that the Contract Value in the Sub-Account bears to the Contract Value. The amount of the Monthly Deduction will vary from month to month. If the Contract Value is not sufficient to cover the Monthly Deduction which is due, the Contract may lapse. (See "CONTRACT TERMINATION AND REINSTATEMENT.") The Monthly Deduction is comprised of the following charges:

- MAINTENANCE FEE: The Company will make a deduction of $2.50 from any Contract with less than $50,000 in Contract Value to cover charges and expenses incurred in connection with the Contract. This charge is to reimburse the Company for expenses related to issuance and maintenance of the Contract. The Company does not intend to profit from this charge.

- ADMINISTRATION CHARGE: The Company imposes a monthly charge at an annual rate of 0.40% of the Contract Value. This charge is to reimburse us for administrative expenses incurred in the administration of the Contract. It is not expected to be a source of profit.

- MONTHLY INSURANCE PROTECTION CHARGE: Immediately after the Contract is issued, the Death Benefit will be greater than the Payment. While the Contract is in force, prior to the Final Payment Date, the Death Benefit will generally be greater than the Contract Value. To enable us to pay this excess of the Death Benefit over the Contract Value, a monthly cost of insurance charge is deducted. This charge varies between an annual rate of 0.20% and 2.50% of the Contract Value depending on the type of Contract and the Underwriting Class. In no event will the current deduction for the cost of insurance exceed the guaranteed maximum insurance protection rates set forth in the Contract. These guaranteed rates are based on the Commissioners 1980 Standard Ordinary Mortality Tables, Tobacco User or Non-Tobacco

  User (Mortality Table B for unisex Contracts and Mortality Table D for second-to-die Contracts) and the Insured's sex and age. The Tables used for this purpose set forth different mortality estimates for males and females and for tobacco user and non-tobacco user. Any change in the insurance protection rates will apply to all Insured of the same age, sex and Underwriting Class whose Contracts have been in force for the same period.

The Underwriting Class of an Insured will affect the insurance protection rate. We currently place Insureds into standard Underwriting Classes and non-standard Underwriting Classes. The Underwriting Classes are also divided into two categories: tobacco user and non-tobacco user. We will place Insureds under the age of 18 at the Date of Issue in a standard or non-standard Underwriting Class. We will then classify the Insured as a non-tobacco user.

- DISTRIBUTION EXPENSE: During the first ten Contract years, we make a monthly deduction to compensate for a portion of the sales expense which are incurred by us with respect to the Contracts. This charge is equal to 0.30% of the Contract Value. We will monitor distribution charges, federal tax charges and the sales charge portion of the surrender fee deducted under a Contract to ensure that the sum of these charges will never exceed 9% of the Payment(s) made under the Contract.

- FEDERAL & STATE PAYMENT TAX CHARGE: During the first ten Contract years, we make a monthly deduction to compensate the Company for the increase in federal tax liability from the application of Section 848 of the Internal Revenue Code and to offset the average premium tax the Company is expected to pay to various state and local jurisdictions but will not necessarily equal the premium tax paid by us for a particular Contract. The Company expects to pay an average premium tax of approximately 2.5% of premiums in all states, although such rates can generally range from 0% to 4%. The Company does not intend to profit from the premium tax portion of this charge.

DAILY DEDUCTIONS -- We assess each Sub-Account with a charge for mortality and expense risks we assume. Fund expenses are also reflected in the Variable Account.

- MORTALITY AND EXPENSE RISK CHARGE: We impose a daily charge at a current annual rate of 0.90% of the average daily net asset value of each Sub-Account. This charge compensates us for assuming mortality and expense risks for variable interests in the Contracts. The mortality risk we assume is that Insureds may live for a shorter time than anticipated. If this happens, we will pay more Net Death Benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the Contracts will exceed those compensated by the maintenance fee and administration charges in the Contracts. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, we will absorb the losses. If the charge turns out to be higher than mortality and expense risk expenses, the difference will be a profit to us. If the charge provides us with a profit, the profit will be available for our use to pay distribution, sales and other expenses.

- FUND EXPENSES: The value of the Units of the Sub-Accounts will reflect the investment management fee and other expenses of the Funds whose shares the Sub-Accounts purchase. The prospectuses and statements of additional information of PalladianSM and the Trust contain more information concerning the fees and expenses.

No charges are currently made against the Sub-Accounts for federal or state income taxes. Should income taxes be imposed, we may make deductions from the Sub-Accounts to pay the taxes. See "FEDERAL TAX CONSIDERATIONS."

SURRENDER CHARGE -- The Contract's contingent surrender charge is a deferred sales charge and an unrecovered payment tax charge. The deferred sales charge compensates us for distribution expenses, including commissions to our representatives, advertising and the printing of prospectuses and sales literature. The unrecovered payment tax charge is designed to reimburse us for the unrecovered federal and state taxes the Company has paid.

CONTRACT YEAR*            1          2          3          4          5          6          7          8          9          10+
--------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------      ---
Deferred Sale Charge      7.50%      7.50%      6.00%      6.00%      4.50%      4.50%      3.00%      3.00%      1.50%          0%
Unrecovered Payment
 Tax Charge               2.25%      2.00%      1.75%      1.25%      1.50%      1.00%      0.75%      0.50%      0.25%          0%
                                                                                                                                 --
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total Surrender
 Charge                   9.75%      9.50%      7.75%      7.25%      5.75%      5.50%      3.75%      3.50%      1.75%          0%

The surrender charge applies for ten Contract years. We impose the surrender charge only if, during its duration, you request a full surrender or a partial withdrawal in excess of the free withdrawal amount.

* For a Contract that lapses and reinstates, see "REINSTATEMENT."

PARTIAL WITHDRAWAL COSTS -- For each partial withdrawal, we deduct a transaction fee of 2.0% of the amount withdrawn, not to exceed $25. This fee is intended to reimburse us for the cost of processing the withdrawal.

A partial withdrawal charge may also be deducted from Contract Value. However, in any Contract year, you may withdraw, without a partial withdrawal charge, up to:

    -10% of the Contract Value; MINUS

    -The total of any prior free withdrawals in the same Contract year ("Free
     10% Withdrawal.")

The right to make the Free 10% Withdrawal is not cumulative from Contract year to Contract year. For example, if only 8% of Contract Value were withdrawn in the second Contract year, the amount you could withdraw in future Contract years would not be increased by the amount you did not withdraw in the second Contract year.

We impose any applicable surrender charge on any withdrawal greater than the Free 10% Withdrawal.

TRANSFER CHARGES -- The first 12 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year. This charge reimburses us for the administrative costs of processing the transfer.

If you apply for automatic transfers, the first automatic transfer counts as one transfer. Each future automatic transfer is without charge and does not reduce the remaining number of transfers that may be made without charge.

Each of the following transfers of Contract Value from the Sub-Accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Contract year:

    -A conversion within the first 24 months from Date of Issue;

    -A transfer to the Fixed Account to secure a loan; and

    -A transfer from the Fixed Account as a results of a loan repayment.

                                 CONTRACT LOANS

You may borrow money secured by your Contract Value, both during and after the first Contract year. The total amount you may borrow is the Loan Value. The Loan Value is 90% of the Contract Value minus any surender charges.

The minimum loan is $1,000. The maximum loan is the Loan Value minus any Outstanding Loan. We will usually pay the loan within seven days after we receive the Written Request. We may delay the payment of loans as stated in "OTHER CONTRACT PROVISIONS -- Delay of Payments."

We will allocate the loan among the Sub-Accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-Rata Allocation. We will transfer Contract Value in each Sub-Account equal to the Contract loan to the Fixed Account. We will not count this transfer as a transfer subject to the transfer charge.

Contract Value equal to the Outstanding Loan will earn monthly interest in the Fixed Account at an annual rate of at least 4.0%.

PREFERRED LOAN OPTION -- Any portion of the Outstanding Loan that represents earnings in this Contract, a loan from an exchanged life insurance policy that was as carried over to this Contract or the gain in the exchanged life insurance policy that was carried over to this Contract may be treated as a preferred loan. The available percentage of the gain carried over from an exchanged policy less any policy loan carried over which will be eligible for preferred loan treatment is as follows:

BEGINNING OF
CONTRACT YEAR                     1          2          3          4          5          6          7          8          9
----------------------------     ---     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Unloaned Gain Available              0%        10%        20%        30%        40%        50%        60%        70%        80%

BEGINNING OF
CONTRACT YEAR                    10         11
----------------------------  ---------  ---------
Unloaned Gain Available             90%       100%

The guaranteed annual interest rate credited to the Contract Value securing a preferred loan will be at least 5.5%.

LOAN INTEREST CHARGED -- Interest accrues daily at the annual rate of 6.0%. Interest is due and payable in arrears at the end of each Contract year or for as short a period as the loan may exist. Interest not paid when due will be added to the Outstanding Loan by transferring Contract Value equal to the interest due to the Fixed Account. The interest due will bear interest at the same rate.

REPAYMENT OF OUTSTANDING LOAN -- You may pay any loans before Contract lapse. We will allocate that part of the Contract Value in the Fixed Account that secured a repaid loan to the Sub-Accounts and Fixed Account according to your instructions. If you do not make a repayment allocation, we will allocate Contract Value according to your most recent Payment allocation instructions. However, loan repayments allocated to the Variable Account cannot exceed Contract Value previously transferred from the Variable Account to secure the outstanding loan.

If the Outstanding Loan exceeds the Contract Value less the surrender charge, the Contract will terminate. We will mail a notice of termination to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Contract will terminate with no value. See "CONTRACT TERMINATION AND REINSTATEMENT."

EFFECT OF CONTRACT LOANS -- Contract loans will permanently affect the Contract Value and Surrender Value, and may permanently affect the Death Benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the Sub-Accounts is less than or greater than the interest credited to the Contract Value in the Fixed Account that secures the loan.

We will deduct any Outstanding Loan from the proceeds payable when the Insured dies or from a surrender.

                     CONTRACT TERMINATION AND REINSTATEMENT

TERMINATION -- The Contract will terminate if on a Monthly Processing Date the Surrender Value is less than $0 (zero.) If this situation occurs, the Contract will be in default. You will then have a grace period of 62 days, measured from the date of default, to make a Payment sufficient to prevent termination. On the date of default, we will send a notice to you and to any assignee of record. The notice will state the Payment due and the date by which it must be paid.

Failure to make a sufficient Payment within the grace period will result in the Contract terminating without value. If the Insured dies during the grace period, we will deduct from the Net Death Benefit any overdue charges.

REINSTATEMENT -- A terminated Contract may be reinstated within three years of the date of default and before the Final Payment Date. The reinstatement takes effect on the Monthly Processing Date following the date you submit to us:

    -Written application for reinstatement;

    -Evidence of Insurability showing that the Insured is insurable according to our current underwriting rules;

    -A Payment that is large enough to cover the cost of all Contract charges that were due and unpaid during the grace period;

    -A Payment that is large enough to keep the Contract in force for three months; and

    -A Payment or reinstatement of any loan against the Contract that existed at the end of the grace period.

Contracts which have been surrendered may not be reinstated.

SURRENDER CHARGE -- For the purpose of measuring the surrender charge period, the contract will be reinstated as of the date of default. The surrender charge on the date of reinstatement is the surrender charge that would have been in effect on the date of default.

CONTRACT VALUE ON REINSTATEMENT -- The Contract Value on the date of reinstatement is:

    -The Payment made to reinstate the Contract and interest earned from the date the Payment was received at our Principal Office; PLUS

    -The Contract Value less any Outstanding Loan on the date of default (not to exceed the surrender charge on the date of reinstatement); MINUS

    -The Monthly Deductions due on the date of reinstatement.

You may reinstate any Outstanding Loan.

                           OTHER CONTRACT PROVISIONS

CONTRACT OWNER -- The Contract Owner named on the specifications page of the Contract is the Insured unless another Contract Owner has been named in the application. As Contract Owner, you are entitled to exercise all rights under your Contract while the Insured is alive, with the consent of any irrevocable Beneficiary.

BENEFICIARY -- The Beneficiary is the person or persons to whom the Net Death Benefit is payable on the Insured's death. Unless otherwise stated in the Contract, the Beneficiary has no rights in the Contract before the Insured dies. While the Insured is alive, you may change the Beneficiary, unless you have declared the Beneficiary to be irrevocable. If no Beneficiary is alive when the Insured dies, the Contract Owner (or the Contract Owner's estate) will be the Beneficiary. If more than one Beneficiary is alive when the Insured dies, we will pay each Beneficiary in equal shares, unless you have chosen otherwise. Where there is more than one Beneficiary, the interest of a Beneficiary who dies before the Insured will pass to surviving Beneficiaries proportionately, unless the Contract owner has requested otherwise.

ASSIGNMENT -- You may assign a Contract as collateral or make an absolute assignment. All Contract rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in Payment allocations, make transfers or to exercise other rights under the Contract. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Principal Office. When recorded, the assignment will take effect on the date the Written Request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.

The following Contract provisions may vary by state.

LIMIT ON RIGHT TO CONTEST THE CONTRACT -- We cannot challenge the validity of your Contract if the Insured was alive after the Contract had been in force for two years from the Date of Issue.

SUICIDE -- The Net Death Benefit will not be paid if the Insured commits suicide, while sane or insane, within two years from the Date of Issue. Instead, we will pay the Beneficiary all Payments made for the Contract, without interest, less any Outstanding Loan and partial withdrawals.

MISSTATEMENT OF AGE OR SEX -- If the Insured's age or sex is not correctly stated in the Contract application, we will adjust benefits under the Contract to reflect the correct age and sex. The adjustment will be based upon the ratio of the Maximum Payment for the Contract to the Maximum Payment for the Contract issued for the correct Age or sex. We will not reduce the Death Benefit to less than the Guideline Minimum Sum Insured. For a unisex Contract, there is no adjusted benefit for misstatement of sex.

DELAY OF PAYMENTS -- Amounts payable from the Variable Account for surrender, partial withdrawals, Net Death Benefit, Contract loans and transfers may be postponed whenever:

    -The New York Stock Exchange is closed other than customary weekend and holiday closings;

    -The SEC restricts trading on the New York Stock Exchange; or

    -The SEC determines an emergency exists, so that disposal of securities is not reasonably practicable or it is not reasonably practicable to compute the value of the Variable Account's net assets.

We may delay paying any amount derived from a Payment you made by check until the check has cleared your bank.

We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on contracts that we or our affiliates issue will not be delayed.

                           FEDERAL TAX CONSIDERATIONS

The following summary of federal tax considerations is based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Contracts. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Contract Owner is a corporation or the Trustee of an employee benefit plan. You should consult a qualified tax adviser to apply the law to your circumstances.

ALLMERICA FINANCIAL AND THE VARIABLE ACCOUNT -- Allmerica Financial is taxed as a life insurance company under Subchapter L of the Internal Revenue Code ("Code"). We file a consolidated tax return with our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Variable Account. We do not currently charge for federal income taxes respecting the Variable Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Variable Account.

Under current laws, Allmerica Financial may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Variable Account, we may charge for taxes paid or for tax reserves.

TAXATION OF THE CONTRACTS -- We believe that the Contracts described in this prospectus are life insurance contracts under Section 7702 of the Code. Section 7702 affects the taxation of life insurance contracts and places limits on the relationship of the Contract Value to the Death Benefit. As a life insurance contract, the Net Death Benefit of the Contract is excludable from the gross income of the Beneficiary. Also, any increase in Contract Value is not taxable until received by you or your designee. Although the Company believes the Contracts are in compliance with
Section 7702 of the Code, the manner in which Section 7702 should be applied to a last survivorship life insurance contract is not directly addressed by Section 7702. In absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether a Contract will meet the
Section 7702 definition of a life insurance contract. This is true particularly if the Contract Owner pays the full amount of payments permitted under the Contract. A Contract Owner contemplating the payment of such amounts should do so only after consulting a tax advisor. If a Contract were determined not to be a life insurance contract under Section 7702, it would not have most of the tax advantages normally provided by a life insurance contract.

A life insurance contract is treated as a "modified endowment contract" under
Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay test" of Section 7702A. The seven-pay test provides that payments can not be paid at a rate more rapidly than allowed by the payment of seven annual payments using specified computational rules provided in Section 7702A.

If the Contract is considered a modified endowment contract, distributions (including Contract loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis and includible in gross income to the extent that the Surrender Value exceeds the Contract Owner's investment in the Contract. Any other amounts will be treated as a return of capital up to the Contract Owner's basis in the Contract. A 10% tax is imposed on that part of any distribution that is includible in income, unless the distribution is:

    -Made after the taxpayer becomes disabled;

    -Made after the taxpayer attains age 59 1/2; or

    -Part of a series of substantially equal periodic payments for the taxpayer's life or life expectancy or joint life expectancies of the taxpayer and beneficiary.

Allmerica Financial has designed this Contract to meet the definition of a modified endowment contract.

Any Contract received in exchange for a modified endowment contract will also be a modified endowment contract. However, an exchange under Section 1035 of the Code of a life insurance contract entered into before June 21, 1988 will not cause the new Contract to be treated as a modified endowment contract if no additional payments are made and there is no increase in the death benefit as a result of the exchange.

All modified endowment contracts issued by the same insurance company to the same Contract Owner during any 12-month period will be treated as a single modified endowment contract in computing taxable distributions.

Consumer interest paid on Contract loans under an individually owned Contract is not tax deductible. A business may deduct interest on loans up $50,000 subject to a prescribed maximum amount, provided that the Insured is a "key person" of that business. The Code defines "key person" to mean an officer or a 20% owner.

Federal tax law requires that the investment of each Sub-Account funding the Contracts is adequately diversified according to Treasury regulations. Although we do not have control over the investments of the Funds, we believe that the Funds currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which Contract Owners may direct their investments to divisions of a separate investment account. Regulations may provide guidance in the future. The Contracts or our administrative rules may be modified as necessary to prevent a Contract Owner from being considered the owner of the assets of the Variable Account.

                                 VOTING RIGHTS

Where the law requires, we will vote Fund shares that each Sub-Account holds according to instructions received from Contract Owners with Contract Value in the Sub-Account. If, under the 1940 Act or its rules, we may vote shares in our own right, whether or not the shares relate to the Contracts, we reserve the right to do so.

We will provide each person having a voting interest in a Fund with proxy materials and voting instructions. We will vote shares held in each Sub-Account for which no timely instructions are received in proportion to all instructions received for the Sub-Account. We will also vote in the same proportion our shares held in the Variable Account that do not relate to the Contracts.

We will compute the number of votes that a Contract Owner has the right to instruct on the record date established for the Fund. This number is the quotient of:

    -Each Contract Owner's Contract Value in the Sub-Account; divided by

    -The net asset value of one share in the Fund in which the assets of the Sub-Account are invested.

We may disregard voting instructions Contract Owners or the Trustees initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter. Our disapproval of any change must be reasonable. A change in investment policies or investment adviser must be based on a good faith determination that the change would be contrary to state law or otherwise is improper under the objectives and purposes of the funds. If we do disregard voting instructions, we will include a summary of and reasons for that action in the next report to Contract Owners.

                        DIRECTORS AND PRINCIPAL OFFICERS

NAME AND POSITION                                      PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
-----------------------------------------  -----------------------------------------------------------------------
Bruce C. Anderson                          Director of First Allmerica since 1996; Vice President, First Allmerica
  Director and Vice President

Abigail M. Armstrong                       Secretary of First Allmerica since 1996; Counsel, First Allmerica
  Secretary and Counsel

John F. Kelly                              Director of First Allmerica since 1996; Senior Vice President, General
  Director                                  Counsel and Assistant Secretary, First Allmerica

James R. McAuliffe                         Director of First Allmerica since 1996; President and CEO, Citizens
  Director                                  Insurance Company of America since 1995; Vice President and Chief
                                            Investment Officer, First Allmerica, 1986 to 1994.

John F. O'Brien                            Director, Chairman of the Board, President and Chief Executive Officer
  Director and Chairman of the Board        of First Allmerica

Edward J. Parry, III                       Vice President and Treasurer, First Allmerica since 1993; Assistant
  Vice President, Treasurer and             Vice President, 1992 to 1993; Manager, Price Waterhouse, 1987 to 1992
  Chief Financial Officer

Richard M. Reilly                          Director of First Allmerica since 1996; Vice President, First
  Director, President and                   Allmerica; Director and President, Allmerica Investments, Inc.;
  Chief Executive Officer                   Director and President Allmerica Investment Management Company, Inc.
                                            since 1992, Director and Executive Vice President, 1990 to 1992.

Larry C. Renfro                            Director of First Allmerica since 1996; Vice President, First Allmerica
  Director

Phillip E. Soule                           Director of First Allmerica since 1996; Vice President, First Allmerica
  Director

Eric A. Simonsen                           Director of First Allmerica since 1996; Vice President and Chief
  Director and Vice President               Financial Officer, First Allmerica

                                  DISTRIBUTION

Allmerica Investments, Inc., an indirect wholly owned subsidiary of First Allmerica, acts as the principal underwriter and general distributor of the Contracts. Allmerica Investments, Inc. is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Broker-dealers sell the Contracts through their registered representatives who are appointed by us.

We pay to broker-dealers who sell the Contract commissions based on a commission schedule. After the Date of Issue, commissions will not exceed 8.5% of the Payment. After Contract year 10, we pay broker-dealer a persistency bonus and commence paying annual compensation of up to 0.25% of unloaned Contract Value. Alternative commission schedules are available with lower commission amounts based upon the age of the Contract Owner To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions and other sales expenses through a combination of the contingent surrender charge and investment earnings on amounts allocated under the Contracts to the Fixed Account.

Commissions paid on the Contracts, including other incentives or payments, are not charged to Contract Owners or to the Separate Account.

                                    REPORTS

We will maintain the records for the Variable Account. We will promptly send you statements of transactions under your Contract, including:

    -Payments;

    -Transfers among Sub-Accounts and the Fixed Account;

    -Partial withdrawals;

    -Increases in loan amount or loan repayments;

    -Lapse or termination for any reason; and

    -Reinstatement.

We will send an annual statement to you that will summarize all of the above transactions and deductions of charges during the Contract year. It will also set forth the status of the Death Benefit, Contract Value, Surrender Value, amounts in the Sub-Accounts and Fixed Account, and any Contract loans. We will send you reports containing financial statements and other information for the Variable Account, Palladian-SM- and the Trust as the 1940 Act requires.

                            PERFORMANCE INFORMATION

The Contracts were first offered to the public in 1996. However, Allmerica Financial may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the Funds have been in existence. The results for any period prior to the Contracts being offered will be calculated as if the Contracts had been offered during that period of time, with all charges assumed to be those applicable to the Sub-Accounts and the Funds.

Total return and average annual total return are based on the hypothetical profile of a representative Contract Owner and historical earnings and are not intended to indicate future performance. "Total return" is the total income generated net of certain expenses and charges. "Average annual total return" is net of the same expenses and charges, but reflects the hypothetical return compounded annually. This hypothetical return is equal to cumulative return had performance been constant over the entire period. Average annual total returns are not the same as yearly results and tend to smooth out variations in the Fund's return.

Performance information under the Contracts is net of Fund expenses, Monthly Deductions and surrender charges. We take a representative Contract Owner and assume that:

    -The Insured is a male Age 36, standard (non-tobacco user) Underwriting
     Class;

    -The Contract Owner had allocations in each of the Sub-Accounts for the Fund durations shown; and

    -There was a full surrender at the end of the applicable period.

We may compare performance information for a Sub-Account in reports and promotional literature to:

    -Standard & Poor's 500 Stock Index ("S&P 500");

    -Dow Jones Industrial Average ("DJIA");

    -Shearson Lehman Aggregate Bond Index;

    -Other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets;

    -Other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services;

    -Other services, companies, publications, or persons such as Morningstar, Inc., who rank the investment products on performance or other criteria; and

    -The Consumer Price Index.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administrative charges, separate account charges and fund management costs and expenses. Performance information for any Sub-Account reflects only the performance of a hypothetical investment in the Sub-Account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in reviewing market conditions during a period and in considering a fund's success in meeting its investment objectives.

In advertising, sales literature, publications or other materials, we may give information on various topics of interest to Contract Owners and prospective Contract Owners. These topics may include:

    -The relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing);

    -The advantages and disadvantages of investing in tax-deferred and taxable investments;

    -Customer profiles and hypothetical Payment and investment scenarios;

    -Financial management and tax and retirement planning; and

    -Investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contracts and the characteristics of and market for the financial instruments.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                               LEGAL PROCEEDINGS

There are no pending legal proceedings involving the Variable Account or its assets. Allmerica Financial is not involved in any litigation that is materially important to its total assets.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts. We may redeem the shares of a Fund and substitute shares of another registered open-end management company, if:

    -The shares of the Fund are no longer available for investment: OR

    -In our judgment further investment in the Fund would be improper based on the purposes of the Variable Account or the affected Sub-Account.

Where the 1940 Act or other law requires, we will not substitute any shares respecting a Contract interest in a Sub-Account without notice to Contract Owners and prior approval of the SEC and state insurance authorities. The Variable Account may, as the law allows, purchase other securities for other contracts or allow a conversion between contracts on a Contract Owner's request.

We reserve the right to establish additional Sub-Accounts funded by a new fund or by another investment company. Subject to law, we may, in our sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts.

Shares of the Funds are issued to other separate accounts of Allmerica Financial and its affiliates that fund variable annuity contracts ("mixed funding.") Shares of the Portfolios of Palladian-SM- are also issued to other unaffiliated insurance companies ("shared funding.") It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life contract owners or variable annuity contract owners. Allmerica Financial, Palladian-SM- and the Trust do not believe that mixed funding is currently disadvantageous to either variable life insurance Contract Owners or variable annuity contract owners. Allmerica Financial will monitor events to identify any material conflicts among Contract Owners because of mixed funding. If the Company concludes that separate funds should be established for variable life and variable annuity separate accounts, we will bear the expenses.

We may change the Contract to reflect a substitution or other change and will notify Contract Owners of the change. Subject to any approvals the law may require, the variable account or any sub-accounts may be:

    -Operated as a management company under the 1940 Act;

    -Deregistered under the 1940 Act if registration is no longer required; OR

    -Combined with other sub-accounts or our other separate accounts.

                              FURTHER INFORMATION

We have filed a registration statement for this offering under the Securities Act of 1933 ("1933 Act") with the SEC. Under SEC rules and regulations, we have omitted from this prospectus parts of the registration statement and amendments. Statements contained in this prospectus are summaries of the Contract and other legal documents. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C., on payment of the SEC's prescribed fees.

                            INDEPENDENT ACCOUNTANTS

The financial statements of Allmerica Financial prepared in accordance with generally accepted accounting principles as of and for the year ended December 31, 1996, and the statutory basis financial statements of Allmerica Financial for 1995 and for each of the three years in the period ended December 31, 1995 included in this prospectus constituting part of the Registration Statement, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Allmerica Financial included herein should be considered only as bearing on the ability of Allmerica Financial to meet its obligations under the Contracts.

                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

This prospectus serves as a disclosure document only for the aspects of the Contract relating to the Variable Account. For complete details on the Fixed Account, read the Contract itself. The Fixed Account and other interests in the General Account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Contract and the Fixed Account. The SEC has not reviewed the disclosures in this section of the prospectus.

GENERAL DESCRIPTION -- You may allocate part or all of your Payment to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of our General Account. The General Account is made up of all of our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of our General Account assets and are used to support insurance and annuity obligations.

FIXED ACCOUNT INTEREST -- We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. The minimum interest we will credit on amounts allocated to the Fixed Account is 4.0% compounded annually. "Excess interest" may or may not be credited at our sole discretion. We will guarantee initial rates on amounts allocated to the Fixed Account, either as a Payment or a transfer, to the next Contract anniversary.

TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND CONTRACT LOANS -- If a Contract is surrendered or if a partial withdrawal is made, a surrender charge and/or partial withdrawal charge may be imposed. We deduct partial withdrawals from Contract Value allocated to the Fixed Account on a last-in/ first out basis.

The first 12 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 for each transfer in that Contract year. The transfer privilege is subject to our consent and to our then current rules.

Contract loans may also be made from the Contract Value in the Fixed Account. We will credit that part of the Contract value that is equal to any Outstanding Loan with interest at an effective annual yield of at least 4.0% (5.5% for preferred loans).

We may delay transfers, surrenders, partial withdrawals, Net Death Benefits and Contract loans up to six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on contracts that we or our affiliates issue will not be delayed.

                              FINANCIAL STATEMENTS

Financial Statements for Allmerica Financial are included in this Prospectus, starting on the next page. The financial statements of Allmerica Financial should be considered only as bearing on our ability to meet our obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

FINANCIAL STATEMENTS
DECEMBER 31, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying balance sheet and the related statement of income, of shareholder's equity, and of cash flows present fairly, in all material respects, the financial position of Allmerica Financial Life Insurance and Annuity Company at December 31, 1996, and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

             [SIG]

Price Waterhouse LLP
Boston, Massachusetts
February 3, 1997

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                              STATEMENT OF INCOME

 FOR THE YEAR ENDED DECEMBER 31,
 (IN MILLIONS)                                      1996
 -----------------------------------------------  ---------
 REVENUES
   Premiums.....................................  $   32.7
     Universal life and investment product
      policy fees...............................     176.2
     Net investment income......................     171.7
     Net realized investment losses.............      (3.6)
     Other income...............................       0.9
                                                  ---------
         Total revenues.........................     377.9
                                                  ---------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims, losses and loss
      adjustment expenses.......................     192.6
     Policy acquisition expenses................      49.9
     Other operating expenses...................      86.6
                                                  ---------
         Total benefits, losses and expenses....     329.1
                                                  ---------
 Income before federal income taxes.............      48.8
                                                  ---------
 FEDERAL INCOME TAX EXPENSE (BENEFIT)
     Current....................................      26.9
     Deferred...................................      (9.8)
                                                  ---------
         Total federal income tax expense.......      17.1
                                                  ---------
 Net income.....................................  $   31.7
                                                  ---------
                                                  ---------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                                 BALANCE SHEET

 DECEMBER 31,
 (IN MILLIONS)                                                1996
 --------------------------------------------------------  ----------
 ASSETS
   Investments:
     Fixed maturities-at fair value (amortized cost of
      $1,660.2)..........................................  $ 1,698.0
     Equity securities-at fair value (cost of $33.0).....       41.5
     Mortgage loans......................................      221.6
     Real estate.........................................       26.1
     Policy loans........................................      131.7
     Other long-term investments.........................        7.9
                                                           ----------
         Total investments...............................    2,126.8
                                                           ----------
   Cash and cash equivalents.............................       18.8
   Accrued investment income.............................       37.7
   Deferred policy acquisition costs.....................      632.7
                                                           ----------
   Reinsurance receivables:
     Future policy benefits..............................       68.1
     Outstanding claims, losses and loss adjustment
      expenses...........................................        3.5
     Other...............................................        0.9
                                                           ----------
         Total reinsurance receivables...................       72.5
                                                           ----------
   Other assets..........................................        8.2
   Separate account assets...............................    4,524.0
                                                           ----------
         Total assets....................................  $ 7,420.7
                                                           ----------
                                                           ----------
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............................  $ 2,163.0
     Outstanding claims, losses and loss adjustment
      expenses...........................................       15.4
     Unearned premiums...................................        2.7
     Contractholder deposit funds and other policy
      liabilities........................................       32.8
                                                           ----------
         Total policy liabilities and accruals...........    2,213.9
                                                           ----------
   Expenses and taxes payable............................       77.3
   Deferred federal income taxes.........................       60.2
   Separate account liabilities..........................    4,523.6
                                                           ----------
         Total liabilities...............................    6,875.0
                                                           ----------
   Commitments and contingencies (Note 12)
 SHAREHOLDER'S EQUITY
   Common stock, $1,000 par value, 10,000 shares
     authorized, 2,518 shares issued and outstanding.....        2.5
   Additional paid-in-capital............................      346.3
   Unrealized appreciation on investments, net...........       20.5
   Retained earnings.....................................      176.4
                                                           ----------
         Total shareholder's equity......................      545.7
                                                           ----------
         Total liabilities and shareholder's equity......  $ 7,420.7
                                                           ----------
                                                           ----------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                       STATEMENTS OF SHAREHOLDER'S EQUITY

 FOR THE YEAR ENDED DECEMBER 31,
 (IN MILLIONS)                                      1996
 -----------------------------------------------  ---------
 COMMON STOCK
     Balance at beginning of year...............  $    2.5
     Issued during year.........................      --
                                                  ---------
     Balance at end of year.....................       2.5
                                                  ---------
 ADDITIONAL PAID-IN-CAPITAL
     Balance at beginning of year...............     324.3
     Contributed from parent....................      22.0
                                                  ---------
     Balance at end of year.....................     346.3
                                                  ---------
 RETAINED EARNINGS
     Balance at beginning of year...............     144.7
     Net income.................................      31.7
                                                  ---------
     Balance at end of year.....................     176.4
                                                  ---------
 NET UNREALIZED APPRECIATION (DEPRECIATION) ON
  INVESTMENTS
     Balance at beginning of year...............      23.8
                                                  ---------
     Appreciation (depreciation) during the
      period:
         Net appreciation (depreciation) on
         available-for-sale securities..........      (5.1)
         (Provision) benefit for deferred
         federal income taxes...................       1.8
                                                  ---------
                                                      (3.3)
                                                  ---------
         Balance at end of year.................      20.5
                                                  ---------
             Total shareholder's equity.........  $  545.7
                                                  ---------
                                                  ---------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                            STATEMENT OF CASH FLOWS

 FOR THE YEAR ENDED DECEMBER 31,
 (IN MILLIONS)                                    1996
 --------------------------------------------  ----------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income..............................  $    31.7
     Adjustments to reconcile net income to
      net cash provided by operating
      activities:
         Net realized losses.................        3.6
         Net amortization and depreciation...        3.5
         Deferred federal income taxes
         (benefits)..........................       (9.8)
         Change in deferred policy
         acquisition costs...................      (66.8)
         Change in premiums and notes
         receivable, net of reinsurance
         payable.............................       (0.2)
         Change in accrued investment
         income..............................        1.2
         Change in policy liabilities and
         accruals, net.......................      (39.9)
         Change in reinsurance receivable....       (1.5)
         Change in expenses and taxes
         payable.............................       32.3
         Separate account activity, net......       10.5
         Other, net..........................       (0.2)
                                               ----------
             Net cash provided by operating
                activities...................      (35.6)
                                               ----------
 CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from disposals and maturities
      of available-for-sale fixed
      maturities.............................      809.4
     Proceeds from disposals of equity
      securities.............................        1.5
     Proceeds from disposals of other
      investments............................       17.5
     Proceeds from mortgages matured or
      collected..............................       34.0
     Purchase of available-for-sale fixed
      maturities.............................     (795.8)
     Purchase of equity securities...........      (13.2)
     Purchase of other investments...........      (36.2)
     Other investing activities, net.........       (2.1)
                                               ----------
             Net cash (used in) provided by
                investing activities.........       15.1
                                               ----------
 CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from issuance of stock and
      capital paid in........................       22.0
                                               ----------
             Net cash provided by financing
                activities...................       22.0
                                               ----------
 Net change in cash and cash equivalents.....        1.5
 Cash and cash equivalents, beginning of
  year.......................................       17.3
                                               ----------
 Cash and cash equivalents, end of year......  $    18.8
                                               ----------
                                               ----------
 SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid...........................  $     3.4
     Income taxes paid.......................  $    16.5

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly-owned subsidiary of SMA Financial Corporation, which is wholly owned by First Allmerica Financial Life Insurance Company ("FAFLIC"). FAFLIC is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC").

The stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  VALUATION OF INVESTMENTS

The Company classifies all debt and equity securities as available-for-sale.

Realized gains and losses on sales of fixed maturities and equity securities are determined on the specific-identification basis using amortized cost for fixed maturities and cost for equity securities. Fixed maturities and equity securities with other than temporary declines in fair value are written down to estimated fair value resulting in the recognition of realized losses.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which management believes may not be collectible in full. In establishing reserves, management considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

Real estate that has been acquired through the foreclosure of mortgage loans is valued at the estimated fair value at the time of foreclosure. The Company considers several methods in determining fair value at foreclosure, using primarily third-party appraisals and discounted cash flow analyses. After foreclosure, the Company makes a determination as to whether the asset should be held for production of income or held for sale.

Real estate investments held for the production of income and held for sale are carried at depreciated cost less valuation allowances, if necessary, to reduce the carrying value to fair value. Depreciation is generally calculated using the straight-line method.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans and real estate are included in realized investment gains or losses.

C.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities, and investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

D.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

E.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs related to universal life and group variable universal life products and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits over the expected life of the contracts using a revised interest rate applied to the remaining benefit period. Acquisition costs related to annuity and other life insurance businesses are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits. Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination.

Although realization of deferred policy acquisition costs is not assured, management believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

F.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains, and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

G.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 2 1/2% to 6% for life insurance and 2% to 9 1/2% for annuities. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges.

Individual health benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Liabilities for outstanding claims, losses and loss adjustment expenses are estimates of payments to be made for reported claims and estimates of claims incurred but not reported. These liabilities are determined using case basis evaluations and statistical analyses and represent estimates of the ultimate cost of all claims incurred but not paid. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Premiums for individual accident and health insurance are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as unearned premiums.

Contractholder deposit funds and other policy liabilities include investment-related products and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, management believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

H.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and health insurance and individual annuity products, excluding universal life and investment-related products, are considered revenue when due. Individual accident and health insurance premiums are recognized as revenue over the related contract periods. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life and group variable universal life products consist of net investment income, and mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefits in excess of fund values and net investment income credited to universal life fund values.

I.  FEDERAL INCOME TAXES

AFC, FAFLIC, AFLIAC and FAFLIC's non-insurance domestic subsidiaries file a life-nonlife consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life company taxable income.

The Board of Directors has delegated to AFC management the development and maintenance of appropriate Federal Income Tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated life-nonlife return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). These differences result primarily from loss reserves, policy acquisition expenses, and unrealized appreciation/depreciation on investments.

J.  NEW ACCOUNTING PRONOUNCEMENTS

In March, 1995, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", was issued. This statement requires companies to write down to fair value long-lived assets whose carrying value is greater than the undiscounted cash flows of those assets. The statement also requires that long-lived assets of which management is committed to dispose, either by sale or abandonment, be valued at the lower of their carrying amount or fair value less costs to sell. This statement is effective for fiscal years beginning after December 15, 1995. The adoption of this statement has not had a material effect on the financial statements.

2.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with the provisions of SFAS No. 115. The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                              1996
                                          --------------------------------------------
                                                        GROSS       GROSS
DECEMBER 31                               AMORTIZED    UNREALIZED UNREALIZED    FAIR
(IN MILLIONS)                              COST (1)     GAINS      LOSSES      VALUE
----------------------------------------  ----------   --------   ---------   --------

U.S. Treasury securities and U.S.
 government and agency securities.......   $   15.7      $ 0.5      $ 0.2     $   16.0
States and political subdivisions.......        8.9        1.6       --           10.5
Foreign governments.....................       53.2        2.9       --           56.1
Corporate fixed maturities..............    1,437.2       38.6        6.1      1,469.7
Mortgage-backed securities..............      145.2        2.2        1.7        145.7
                                          ----------   --------   ---------   --------
Total fixed maturities
 available-for-sale.....................   $1,660.2      $45.8      $ 8.0     $1,698.0
                                          ----------   --------   ---------   --------
Equity securities.......................   $   33.0      $10.2      $ 1.7     $   41.5
                                          ----------   --------   ---------   --------
                                          ----------   --------   ---------   --------

(1) Amortized cost for fixed maturities and cost for equity securities.

In March 1994, AFLIAC voluntarily withdrew its license in New York in order to provide for certain commission arrangements prohibited by New York comparable to AFLIAC's competitors. In connection with the withdrawal, FAFLIC, which is licensed in New York, became qualified to sell the products previously sold by AFLIAC in New York. AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding general account liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1996, the amortized cost and market value of assets on deposit were $284.9 million and $292.2 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $4.2 million were on deposit with various state and governmental authorities at December 31, 1996.

There were no contractual fixed maturity investment commitments at December 31, 1996.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                      1996
                                                              --------------------
DECEMBER 31                                                   AMORTIZED    FAIR
(IN MILLIONS)                                                   COST       VALUE
------------------------------------------------------------  ---------  ---------

Due in one year or less.....................................  $  129.2   $  130.0
Due after one year through five years.......................     459.0      473.4
Due after five years through ten years......................     735.1      751.1
Due after ten years.........................................     336.9      343.5
                                                              ---------  ---------
    Total...................................................  $1,660.2   $1,698.0
                                                              ---------  ---------
                                                              ---------  ---------

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

FOR THE YEAR ENDED DECEMBER 31                                  PROCEEDS FROM      GROSS  GROSS
(IN MILLIONS)                                                  VOLUNTARY SALES     GAINS  LOSSES
------------------------------------------------------------  ------------------   -----  ------

1996

Fixed maturities............................................   $496.6              $4.3   $8.3
                                                              -------              -----  ------
Equity securities...........................................   $  1.5              $0.4   $0.1
                                                              -------              -----  ------

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                              EQUITY
FOR THE YEAR ENDED DECEMBER 31                                  FIXED       SECURITIES
(IN MILLIONS)                                                 MATURITIES   AND OTHER (1)   TOTAL
------------------------------------------------------------  ----------   -------------   ------

1996

Net appreciation (depreciation), beginning of year..........    $ 20.4      $ 3.4          $ 23.8
                                                              ----------   ------          ------
  Net (depreciation) appreciation on available-for-sale
    securities..............................................     (20.8)       6.7           (14.1)
  Net appreciation from the effect on deferred policy
    acquisition costs and on policy liabilities.............       9.0       --               9.0
  Provision for deferred federal income taxes...............       4.1       (2.3)            1.8
                                                              ----------   ------          ------
                                                                  (7.7)       4.4            (3.3)
                                                              ----------   ------          ------
Net appreciation, end of year...............................    $ 12.7      $ 7.8          $ 20.5
                                                              ----------   ------          ------
                                                              ----------   ------          ------

(1) Includes net appreciation on other investments of $2.2 million.

B.  MORTGAGE LOANS AND REAL ESTATE

AFLIAC's mortgage loans and real estate are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were as follows:

DECEMBER 31
(IN MILLIONS)                              1996
----------------------------------------  ------

Mortgage loans..........................  $221.6
                                          ------
Real estate:
  Held for sale.........................    26.1
  Held for production of income.........    --
                                          ------
    Total real estate...................    26.1
                                          ------
Total mortgage loans and real estate....  $247.7
                                          ------
                                          ------

Reserves for mortgage loans were $9.5 million at December 31, 1996.

During 1996, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $0.9 million.

At December 31, 1996, contractual commitments to extend credit under commercial mortgage loan agreements amounted to approximately $16.0 million. These commitments generally expire within one year.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31
(IN MILLIONS)                              1996
----------------------------------------  ------

Property type:
  Office building.......................  $ 86.1
  Residential...........................    39.0
  Retail................................    55.9
  Industrial / warehouse................    52.6
  Other.................................    25.3
  Valuation allowances..................   (11.2)
                                          ------
Total...................................  $247.7
                                          ------
                                          ------
Geographic region:

  South Atlantic........................  $ 72.9
  Pacific...............................    37.0
  East North Central....................    58.3
  Middle Atlantic.......................    35.0
  West South Central....................     5.7
  New England...........................    21.9
  Other.................................    28.1
  Valuation allowances..................   (11.2)
                                          ------
Total...................................  $247.7
                                          ------
                                          ------

At December 31, 1996, scheduled mortgage loan maturities were as follows: 1997 -- $58.6 million; 1998 -- $53.1 million; 1999 -- $21.5 million; 2000 -- $52.3 million; 2001 -- $7.7 million; and $28.4 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1996, the Company refinanced $7.8 million of mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the balance sheet and changes thereto are shown below.

FOR THE YEAR ENDED                                               BALANCE AT
DECEMBER 31                BALANCE AT                             DECEMBER
(IN MILLIONS)              JANUARY 1    ADDITIONS   DEDUCTIONS       31
-------------------------  ----------   ---------   ----------   ----------

1996

Mortgage loans...........    $12.5        $4.5       $7.5          $ 9.5
Real estate..............      2.1        --          0.4            1.7
                           ----------   ---------   ----------   ----------
    Total................    $14.6        $4.5       $7.9          $11.2
                           ----------   ---------   ----------   ----------
                           ----------   ---------   ----------   ----------

The carrying value of impaired loans was $21.5 million with related reserves of $7.3 million as of December 31, 1996. All impaired loans were reserved as of December 31, 1996.

The average carrying value of impaired loans was $26.3 million, with related interest income while such loans were impaired, of $3.4 million as of December 31, 1996.

D.  OTHER

At December 31, 1996, AFLIAC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

3.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS)                                   1996
---------------------------------------------  ------

Fixed maturities.............................  $137.2
Mortgage loans...............................    22.0
Equity securities............................     0.7
Policy loans.................................    10.2
Real estate..................................     6.2
Other long-term investments..................     0.8
Short-term investments.......................     1.4
                                               ------
Gross investment income......................   178.5
Less investment expenses.....................    (6.8)
                                               ------
Net investment income........................  $171.7
                                               ------
                                               ------

At December 31, 1996, mortgage loans on non-accrual status were $5.0 million, including restructured loans of $2.6 million. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investments, was to reduce net income by $0.1 million in 1996. There were no fixed maturities on non-accrual status at December 31, 1996.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $25.4 million at December 31, 1996. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $3.6 million in 1996. Actual interest income on these loans included in net investment income aggregated $2.2 million in 1996.

There were no fixed maturities or mortgage loans which were non-income producing for the twelve months ended December 31, 1996.

B.  REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS)                                  1996
---------------------------------------------  -----

Fixed maturities.............................  $(3.3)
Mortgage loans...............................   (3.2)
Equity securities............................    0.3
Real estate..................................    2.5
Other........................................    0.1
                                               -----
Net realized investment losses...............  $(3.6)
                                               -----
                                               -----

Proceeds from voluntary sales of investments in fixed maturities were $496.6 million in 1996. Realized gains on such sales were $4.3 million, and realized losses were $8.3 million for 1996.

4.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans are limited to the lesser of the present value of the cash flows or book value.

REINSURANCE RECEIVABLES

The carrying amount of the reinsurance receivable for outstanding claims, losses and loss adjustment expenses. reported in the balance sheet approximates fair value.

POLICY LOANS

The carrying amount reported in the balance sheet approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under investment type contracts are estimated based on current surrender values.

The estimated fair values of the financial instruments were as follows:

                                                       1996
                                               --------------------
DECEMBER 31                                    CARRYING      FAIR
(IN MILLIONS)                                    VALUE      VALUE
---------------------------------------------  ---------   --------

FINANCIAL ASSETS
  Cash and cash equivalents..................  $   18.8    $   18.8
  Fixed maturities...........................   1,698.0     1,698.0
  Equity securities..........................      41.5        41.5
  Mortgage loans.............................     221.6       229.3
  Policy loans...............................     131.7       131.7
  Reinsurance receivables....................      72.5        72.5
                                               ---------   --------
                                               $2,184.1    $2,191.8
                                               ---------   --------
                                               ---------   --------

FINANCIAL LIABILITIES
  Individual annuity contracts...............     910.2       703.6
  Supplemental contracts without life
    contingencies............................      15.9        15.9
  Other individual contract deposit funds....       0.3         0.3
                                               ---------   --------
                                               $  926.4    $  719.8
                                               ---------   --------
                                               ---------   --------

5.  DEBT

During 1996, the Company utilized repurchase agreements to finance certain investments. Although the repurchase agreements were entirely settled by year end, management may utilize this policy again in future periods.

Interest expense was $3.4 million in 1996, relating to interest payments on repurchase agreements, and is recorded in other operating expenses.

6.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of SFAS No. 109. A summary of the federal income tax expense (benefit) in the statement of income is shown below:

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS)                                  1996
---------------------------------------------  -----
Federal income tax expense (benefit)
  Current....................................  $26.9
  Deferred...................................   (9.8)
                                               -----
Total........................................  $17.1
                                               -----
                                               -----

The provision for federal income taxes does not materially differ from the amount of federal income tax determined by applying the appropriate U.S. statutory income tax rate to income before federal income taxes.

The deferred tax (assets) liabilities are comprised of the following at December 31, 1996:

DECEMBER 31
(IN MILLIONS)                                   1996
---------------------------------------------  -------
Deferred tax (assets) liabilities
  Loss reserves..............................   (137.0)
  Deferred acquisition costs.................    186.9
  Investments, net...........................     14.2
  Bad debt reserve...........................     (1.1)
  Other, net.................................     (2.8)
                                               -------
Deferred tax liability, net..................  $  60.2
                                               -------
                                               -------

Gross deferred income tax liabilities totaled $201.1 million at December 31, 1996. Gross deferred income tax assets totaled $140.9 million at December 31, 1996.

Management believes, based on the Company's recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, management considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary.

The Company's federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the life-nonlife consolidated group's federal income tax returns through 1991. The Company is currently considering its response to certain adjustments proposed by the IRS with respect to the life-nonlife consolidated group's federal income tax returns for 1989, 1990, and 1991. In management's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

7.  RELATED PARTY TRANSACTIONS

The Company has no employees of its own, but has agreements under which FAFLIC provides management, space and other services, including accounting, electronic data processing, human resources, legal and other staff functions. Charges for these services are based on full cost including all direct and indirect overhead costs, and amounted to $112.4 million in 1996. The net amounts payable to FAFLIC and affiliates for accrued expenses and various other liabilities and receivables were $13.3 million at December 31, 1996.

8.  DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance.

At January 1, 1997, AFLIAC could pay dividends of $11.9 million to FAFLIC without prior approval.

9.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of SFAS No. 113.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

The effects of reinsurance were as follows:

 FOR THE YEAR ENDED DECEMBER 31
 (IN MILLIONS)                                      1996
 -----------------------------------------------  ---------
 Life insurance premiums:
   Direct.......................................  $   53.3
   Assumed......................................       3.1
   Ceded........................................     (23.7)
                                                  ---------
 Net premiums...................................  $   32.7
                                                  ---------
 Life insurance and other individual policy
  benefits, claims, losses and loss adjustment
  expenses:
   Direct.......................................  $  206.4
   Assumed......................................       4.5
   Ceded........................................     (18.3)
                                                  ---------
 Net policy benefits, claims, losses and loss
  adjustment expenses...........................  $  192.6
                                                  ---------
                                                  ---------

10.  DEFERRED POLICY ACQUISITION EXPENSES

The following reflects the changes to the deferred policy acquisition asset:

 FOR THE YEAR ENDED DECEMBER 31
 (IN MILLIONS)                                         1996
 --------------------------------------------------  --------
 Balance at beginning of year......................  $ 555.7
   Acquisition expenses deferred...................    116.6
   Amortized to expense during the year............    (49.9)
   Adjustment to equity during the year............     10.3
                                                     --------
 Balance at end of year............................  $ 632.7
                                                     --------
                                                     --------

11.  LIABILITIES FOR INDIVIDUAL ACCIDENT AND HEALTH BENEFITS

The Company regularly updates its estimates of liabilities for future policy benefits and outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims. Changes in prior estimates are reflected in results of operations in the year such changes are determined to be needed and recorded.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's accident and health business was $178.6 million at December 31, 1996. Accident and health claim liabilities have been re-estimated for all prior years and were increased by $3.2 million in 1996.

12.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the opinion of management, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

13.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:

 (IN MILLIONS)                                          1996
 ---------------------------------------------------  ---------
 Statutory net income...............................  $    5.4
 Statutory Surplus..................................  $  234.0
                                                      ---------

14.  SUBSEQUENT EVENT (UNAUDITED)

On April 14, 1997, the Company entered into an agreement in principle to transfer the Company's individual disability income business under a 100% coinsurance agreement to Metropolitan Life Insurance Company. The consummation of the transaction is subject to the negotiation of definitive arrangements and regulatory approvals and is expected to occur on or before October 1, 1997. In connection with this transaction, the Company has recorded an after-tax charge of $35 million net income in the first quarter of 1997 related to the reinsurance of this business.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY
(FORMERLY SMA LIFE ASSURANCE COMPANY)
STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 1995

ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
DECEMBER 31, 1995

Statutory Financial Statements

Report of Independent Accountants.....................................................        F-2

Statement of Assets, Liabilities, Surplus and Other Funds.............................        F-4

Statement of Operations and Changes in Capital and Surplus............................        F-5

Statement of Cash Flows...............................................................        F-6

Notes to Statutory Financial Statements...............................................        F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDER OF
ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(FORMERLY KNOWN AS SMA LIFE ASSURANCE COMPANY)

We have audited the accompanying statutory basis statement of assets, liabilities, surplus and other funds of Allmerica Financial Life Insurance and Annuity Company as of December 31, 1995 and 1994, and the related statutory basis statements of operations and changes in capital and surplus, and of cash flows for each of the three years ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Allmerica Financial Life Insurance and Annuity Company as of December 31, 1995 and 1994, or the results of its operations or its cash flows for each of the three years ended December 31, 1995.

TO THE BOARD OF DIRECTORS AND STOCKHOLDER OF
ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(FORMERLY KNOWN AS SMA LIFE ASSURANCE COMPANY)

Page 2

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, surplus and other funds of Allmerica Financial Life Insurance and Annuity Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years ended December 31, 1995, on the basis of accounting described in
Note 1.

As discussed in Note 1 to the financial statements, the Company's parent, State Mutual Life Assurance Company of America, converted from a Massachusetts mutual life insurance company to a Massachusetts stock life insurance company on October 16, 1995. In connection with this transaction, the Company changed its name to Allmerica Financial Life Insurance and Annuity Company and its parent became a wholly-owned subsidiary of Allmerica Financial Corporation.

           [LOGO]

Price Waterhouse LLP
Boston, MA

February 5, 1996

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

           STATEMENT OF ASSETS, LIABILITIES, SURPLUS AND OTHER FUNDS
                               AS OF DECEMBER 31,
                                 (IN THOUSANDS)

ASSETS                                            1995        1994
                                               ----------  ----------

Cash.........................................  $    7,791  $    7,248
Investments:
  Bonds......................................   1,659,575   1,595,275
  Stocks.....................................      18,132      12,283
  Mortgage loans.............................     239,522     295,532
  Policy loans...............................     122,696     116,600
  Real estate................................      40,967      51,288
  Short term investments.....................       3,500      45,239
  Other invested assets......................      40,196      27,443
                                               ----------  ----------
      Total cash and investments.............   2,132,379   2,150,908

Premiums deferred and uncollected............      (1,231)      5,452
Investment income due and accrued............      38,413      39,442
Other assets.................................       6,060      10,569
Assets held in separate accounts.............   2,978,409   1,869,695
                                               ----------  ----------
                                               $5,154,030  $4,076,066
                                               ----------  ----------
                                               ----------  ----------

LIABILITIES, SURPLUS AND OTHER FUNDS

Liabilities:

Policy liabilities:
  Life reserves..............................  $  856,239  $  890,880
  Annuity and other fund reserves............     865,216     928,325
  Accident and health reserves...............     167,246     121,580
  Claims payable.............................      11,047      11,720
                                               ----------  ----------
      Total policy liabilities...............   1,899,748   1,952,505

Expenses and taxes payable...................      20,824      17,484
Other liabilities............................      27,499      36,466
Asset valuation reserve......................      31,556      20,786
Obligations related to separate account
 business....................................   2,967,547   1,859,502
                                               ----------  ----------
      Total liabilities......................   4,947,174   3,886,743
                                               ----------  ----------

Surplus and Other Funds:
  Common stock, $1,000 par value
      Authorized -- 10,000 shares
      Issued and outstanding -- 2,517
    shares...................................       2,517       2,517
  Paid-in surplus............................     199,307     199,307
  Unassigned surplus (deficit)...............       4,282     (13,621)
  Special contingency reserves...............         750       1,120
                                               ----------  ----------
      Total surplus and other funds..........     206,856     189,323
                                               ----------  ----------
                                               $5,154,030  $4,076,066
                                               ----------  ----------
                                               ----------  ----------

   The accompanying notes are an integral part of these financial statements.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

           STATEMENT OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS
                        FOR THE YEAR ENDED DECEMBER 31,
                                 (IN THOUSANDS)

REVENUE                                           1995          1994          1993
                                               -----------   -----------   -----------

 Premiums and other considerations:
    Life.....................................  $   156,864   $   195,633   $   189,285
    Annuities................................      729,222       707,172       660,143
    Accident and health......................       31,790        31,927        35,718
    Reinsurance commissions and reserve
      adjustments............................       20,198         4,195         2,309
                                               -----------   -----------   -----------
      Total premiums and other
        considerations.......................      938,074       938,927       887,455

  Net investment income......................      167,470       170,430       177,612
  Realized capital losses, net of tax........       (2,295)      (17,172)       (7,225)
  Other revenue..............................       37,466        26,065        19,055
                                               -----------   -----------   -----------
      Total revenue..........................    1,140,715     1,118,250     1,076,897
                                               -----------   -----------   -----------

POLICY BENEFITS AND OPERATING EXPENSES

  Policy benefits:
    Claims, surrenders and other benefits....      391,254       331,418       275,290
    Increase (decrease) in policy reserves...      (22,669)       40,113        15,292
                                               -----------   -----------   -----------
      Total policy benefits..................      368,585       371,531       290,582
  Operating and selling expenses.............      150,215       164,175       160,928
  Taxes, except capital gains tax............       26,536        22,846        19,066
  Net transfers to separate accounts.........      556,856       553,295       586,539
                                               -----------   -----------   -----------
      Total policy benefits and operating
        expenses.............................    1,102,192     1,111,847     1,057,115
                                               -----------   -----------   -----------

NET INCOME...................................       38,523         6,403        19,782

Capital and Surplus, Beginning of Year.......      189,323       182,216       171,941
  Unrealized capital gains (losses) on
    investments..............................        8,279        12,170        (9,052)
  Transfer from (to) asset valuation
    reserve..................................      (10,770)       (9,822)        1,974
  Other adjustments..........................      (18,499)       (1,644)       (2,429)
                                               -----------   -----------   -----------

CAPITAL AND SURPLUS, END OF YEAR.............  $   206,856   $   189,323   $   182,216
                                               -----------   -----------   -----------
                                               -----------   -----------   -----------

   The accompanying notes are an integral part of these financial statements.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

                            STATEMENT OF CASH FLOWS
                        FOR THE YEAR ENDED DECEMBER 31,
                                 (IN THOUSANDS)

CASH FLOW FROM OPERATING ACTIVITIES               1995         1994         1993
                                               ----------   ----------   ----------

 Premiums, deposits and other income.........  $  964,129   $  962,147   $  902,725
  Allowances and reserve adjustments on
    reinsurance ceded........................      20,693        3,279       22,185
  Net investment income......................     170,949      173,294      182,843
  Net increase in policy loans...............      (6,096)      (7,585)      (7,812)
  Benefits to policyholders and
    beneficiaries............................    (393,472)    (330,900)    (298,612)
  Operating and selling expenses and taxes...    (153,504)    (193,796)    (171,533)
  Net transfers to separate accounts.........    (608,480)    (600,760)    (634,021)
  Federal income tax (excluding tax on
    capital gains)...........................      (6,771)     (19,603)      (4,828)
  Other sources (applications)...............     (13,642)      19,868        7,757
                                               ----------   ----------   ----------

NET CASH PROVIDED BY (USED IN) OPERATING
 ACTIVITIES..................................     (26,194)       5,944       (1,296)
                                               ----------   ----------   ----------

CASH FLOW FROM INVESTING ACTIVITIES

  Sales and maturities of long term
    investments:
    Bonds....................................     572,640      478,512      386,414
    Stocks...................................         481           63           64
    Real estate and other invested assets....      13,008        3,008       11,094
    Repayment of mortgage principal..........      55,202       65,334       79,844
    Capital gains tax........................        (400)        (968)      (3,296)
  Acquisition of long term investments:
    Bonds....................................    (640,339)    (508,603)    (466,086)
    Stocks...................................         (44)          --           --
    Real estate and other invested assets....     (11,929)     (24,544)      (2,392)
    Mortgage loans...........................        (415)        (364)      (2,266)
    Other investing activities...............      (3,206)      18,934      (27,254)
                                               ----------   ----------   ----------

NET CASH PROVIDED BY (USED IN) INVESTING
 ACTIVITIES..................................     (15,002)      31,372      (23,878)
                                               ----------   ----------   ----------
Net change in cash and short term
 investments.................................     (41,196)      37,316      (25,174)

CASH AND SHORT TERM INVESTMENTS

  Beginning of the year......................      52,487       15,171       40,345
                                               ----------   ----------   ----------
  End of the year............................  $   11,291   $   52,487   $   15,171
                                               ----------   ----------   ----------
                                               ----------   ----------   ----------

   The accompanying notes are an integral part of these financial statements.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

                    NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION -- Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial" or the "Company", formerly SMA Life Assurance Company) is a wholly owned subsidiary of SMA Financial Corp., which is wholly owned by First Allmerica Financial Life Insurance Company ("First Allmerica", formerly, State Mutual Life Assurance Company of America), a stock life insurance company. On October 16, 1995, First Allmerica converted from a mutual life insurance company to a stock life insurance company. Concurrent with this transaction, First Allmerica became a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

The stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by First Allmerica in accordance with a policy established by vote of First Allmerica's Board of Directors.

The Company's financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Department of the State of Delaware and in conformity with practices prescribed by the National Association of Insurance Commissioners (NAIC), which while common in the industry, vary in some respects from generally accepted accounting principles. Significant differences include:

       -Bonds considered to be "available-for-sale" or "trading" are not carried at fair value and changes in fair value are not recognized through surplus or the statement of operations, respectively;

       -The Asset Valuation Reserve, represents a reserve against possible losses on investments and is recorded as a liability through a charge to surplus. The Interest Maintenance Reserve is designed to include deferred realized gains and losses (net of applicable federal income taxes) due to interest rate changes and is also recorded as a liability, however, the deferred net realized investment gains and losses are amortized into future income generally over the original period to maturity of the assets sold. These liabilities are not required under generally accepted accounting principles;

       -Total premiums, deposits and benefits on certain investment-type contracts are reflected in the statement of operations, instead of using the deposit method of accounting;

       -Policy acquisition costs, such as commissions, premium taxes and other items, are not deferred and amortized in relation to the revenue/gross profit streams from the related contracts;

       -Benefit reserves are determined using statutorily prescribed interest, morbidity and mortality assumptions instead of using more realistic expense, interest, morbidity, mortality and voluntary withdrawal assumptions with provision made for adverse deviation;

       -Amounts recoverable from reinsurers for unpaid losses are not recorded as assets, but as offsets against the respective liabilities;

       -Deferred federal income taxes are not provided for temporary differences between amounts reported in the financial statements and those included in the tax returns;

       -Certain adjustments related to prior years are recorded as direct charges or credits to surplus;

       -Certain assets, designated as "non-admitted" assets (principally agents' balances), are not recorded as assets, but are charged to surplus; and,

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

       -Costs related to other postretirement benefits are recognized only for employees that are fully vested.

The preparation of financial statements in accordance with practices prescribed or permitted by the Insurance Department of the State of Delaware and in conformity with practices prescribed by the NAIC requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

VALUATION OF INVESTMENTS Investments in bonds are carried principally at amortized cost, in accordance with NAIC guidelines. Preferred stocks are carried generally at cost and common stocks are carried at market value. Policy loans are carried principally at unpaid principal balances.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts. Mortgage loans are reduced for losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which management believes may not be collectible in full. In determining the amount of the loss, management considers, among other things, the estimated fair value of the underlying collateral. Investment real estate and real estate acquired through foreclosure are carried at the lower of depreciated cost or market value. Depreciation is generally calculated using the straight-line method.

An asset valuation reserve (AVR) for bonds, mortgage loans, stocks, real estate, and other invested assets is maintained by appropriations from surplus in accordance with a formula specified by the NAIC and is classified as a liability.

FINANCIAL INSTRUMENTS In the normal course of business, the Company enters into transactions involving various types of financial instruments including investments such as bonds, stocks and mortgage loans and investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuations. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

RECOGNITION OF PREMIUM INCOME AND ACQUISITION COSTS In general, premiums are recognized as revenue over the premium paying period of the policies; commissions and other costs of acquiring the policies are charged to operations when incurred.

SEPARATE ACCOUNTS Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain variable annuity and variable life contract holders. Assets consist principally of bonds, common stocks, mutual funds, and short term obligations at market value. The investment income, gains, and losses of these accounts generally accrue to the contract holders and therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in capital and surplus.

INSURANCE RESERVES AND ANNUITY AND OTHER FUND RESERVES Reserves for life insurance, annuities, and accident and health insurance are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed based upon mortality, morbidity and interest rate assumptions applicable to these coverages, including provision for adverse deviation. Reserves are computed using interest rates ranging from 3% to 6% for individual life insurance policies, 3% to 5 1/2% for

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

accident and health policies and 3 1/2% to 9 1/2% for annuity contracts. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Claims reserves are computed based on historical experience modified for expected trends in frequency and severity. Withdrawal characteristics of annuity and other fund reserves vary by contract. At December 31, 1995 and 1994, approximately 84% and 77%, respectively, of the contracts (included in both the general account and separate accounts of the Company) were not subject to discretionary withdrawal or were subject to withdrawal at book value less surrender charge.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, management believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

FEDERAL INCOME TAXES AFC, its life insurance subsidiaries, First Allmerica and Allmerica Financial and its non-insurance domestic subsidiaries file a life-nonlife consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life taxable operating losses that can be applied to offset life company taxable income. Allmerica P&C and its subsidiaries file a separate United States Federal income tax return.

The federal income tax allocation policies and procedures are subject to written agreement between the companies. The federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

CAPITAL GAINS AND LOSSES Realized capital gains and losses, net of applicable capital gains tax or benefit, exclusive of those transferred to the interest maintenance reserve ("IMR"), are included in the statement of operations. Unrealized capital gains and losses are reflected as direct credits or charges to capital and surplus. The IMR, which is included in other liabilities, establishes a reserve for realized gains and losses, net of tax, resulting from changes in interest rates on short and long term fixed income investments. Net realized gains and losses charged to the IMR are amortized into net investment income over the remaining life of the investment sold. The Company uses the seriatim method of amortization for interest related gains and losses arising from the sale of mortgages, and uses the group method to amortize interest related gains and losses arising from all other fixed income investments.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

NOTE 2 -- INVESTMENTS

BONDS  The carrying value and fair value of investments in bonds are as follows:

                                                                              DECEMBER 31, 1995
                                                            ------------------------------------------------------
                                                                            GROSS           GROSS
                                                             CARRYING    UNREALIZED      UNREALIZED        FAIR
(IN THOUSANDS)                                                VALUE     APPRECIATION    DEPRECIATION      VALUE
                                                            ----------  -------------   -------------   ----------

Federal government bonds..................................  $   67,039     $ 3,063         $    --      $   70,102
State, local and government agency bonds..................      13,607       2,290              23          15,874
Foreign government bonds..................................      12,121         772             249          12,644
Corporate securities......................................   1,471,422      55,836           6,275       1,520,983
Mortgage-backed securities................................      95,385         951              --          96,336
                                                            ----------  -------------   -------------   ----------
Total.....................................................  $1,659,574     $62,912         $ 6,457      $1,715,939
                                                            ----------  -------------   -------------   ----------
                                                            ----------  -------------   -------------   ----------


                                                                              DECEMBER 31, 1994
                                                            ------------------------------------------------------
                                                                            GROSS           GROSS
                                                             CARRYING    UNREALIZED      UNREALIZED        FAIR
(IN THOUSANDS)                                                VALUE     APPRECIATION    DEPRECIATION      VALUE
                                                            ----------  -------------   -------------   ----------

Federal government bonds..................................  $   17,651     $     8         $   762      $   16,897
State, local and government agency bonds..................       1,110          54              --           1,164
Foreign government bonds..................................      31,863          83           3,735          28,211
Corporate securities......................................   1,462,871       8,145          56,011       1,415,005
Mortgage-backed securities................................      81,780         268           1,737          80,311
                                                            ----------  -------------   -------------   ----------
Total.....................................................  $1,595,275     $ 8,558         $62,245      $1,541,588
                                                            ----------  -------------   -------------   ----------
                                                            ----------  -------------   -------------   ----------

The carrying value and fair value by contractual maturity at December 31, 1995, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties or the Company may have the right to put or sell the obligation back to the issuer. Mortgage-backed securities are classified based on expected maturities.

                                         CARRYING    FAIR
(IN THOUSANDS)                            VALUE     VALUE
                                        --------------------

Due in one year or less................. $  250,578 $  258,436
Due after one year through five years...    736,003    763,179
Due after five years through ten
 years..................................    538,897    558,445
Due after ten years.....................    134,097    135,880
                                        --------------------
Total................................... $1,659,575 $1,715,940
                                        --------------------
                                        --------------------

MORTGAGE LOANS AND REAL ESTATE Mortgage loans and real estate investments, are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and are generally no more than 75% of the property value

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

at the time the original loan is made. At December 31, 1995 and 1994, mortgage loan and real estate investments were distributed by the following types and geographic regions:

(IN THOUSANDS)
PROPERTY TYPE                               1995      1994
----------------------------------------  --------  --------

Office buildings........................  $127,149  $140,292
Residential.............................    59,934    57,061
Retail..................................    29,578    72,787
Industrial/Warehouse....................    38,192    39,424
Other...................................    25,636    37,256
                                          --------  --------
Total...................................  $280,489  $346,820
                                          --------  --------
                                          --------  --------


GEOGRAPHIC REGION                           1995      1994
----------------------------------------  --------  --------

South Atlantic..........................  $ 86,410  $ 92,934
East North Central......................    55,991    72,704
Middle Atlantic.........................    38,666    48,688
Pacific.................................    32,803    39,892
West North Central......................    21,486    27,377
Mountain................................     9,939    12,211
New England.............................    24,886    26,613
East South Central......................     5,487     6,224
West South Central......................     4,821    20,177
                                          --------  --------
Total...................................  $280,489  $346,820
                                          --------  --------
                                          --------  --------

Reserves for mortgage loans and real estate reflected in the above amounts were $18.9 million and $21.0 million at December 31, 1995 and 1994, respectively.

NET INVESTMENT INCOME The components of net investment income for the year ended December 31 were as follows:

(IN THOUSANDS)                                   1995      1994      1993
                                               --------  --------  --------
Bonds........................................  $122,318  $123,495  $126,729
Stocks.......................................     1,653     1,799       953
Mortgage loans...............................    26,356    31,945    40,823
Real estate..................................     9,139     8,425     9,493
Policy loans.................................     9,486     8,797     8,215
Other investments............................     3,951     1,651       674
Short term investments.......................     2,252     1,378       840
                                               --------  --------  --------
                                                175,155   177,490   187,727
  Less investment expenses...................     9,703     9,138    11,026
                                               --------  --------  --------
Net investment income, before IMR
 amortization................................   165,452   168,352   176,701
  IMR amortization...........................     2,018     2,078       911
                                               --------  --------  --------
Net investment income........................  $167,470  $170,430  $177,612
                                               --------  --------  --------
                                               --------  --------  --------

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

REALIZED CAPITAL GAINS AND LOSSES Realized capital gains (losses) on investments for the years ended December 31 were as follows:

(IN THOUSANDS)                                   1995      1994      1993
                                               --------  --------  --------
Bonds........................................  $    727  $    645  $ 10,133
Stocks.......................................      (263)      (62)       16
Mortgage loans...............................    (1,083)  (17,142)      (83)
Real estate..................................    (1,892)      605    (2,044)
                                               --------  --------  --------
                                                 (2,511)  (15,954)    8,022
Less income tax..............................       400       968     3,296
                                               --------  --------  --------

Net realized capital gains (losses) before
 transfer to IMR.............................    (2,911)  (16,922)    4,726
Net realized capital gains transferred to
 IMR.........................................       616      (250)  (11,951)
                                               --------  --------  --------

Net realized capital gains (losses)..........  $ (2,295) $(17,172) $ (7,225)
                                               --------  --------  --------
                                               --------  --------  --------

Proceeds from voluntary sales of investments in bonds during 1995, 1994 and 1993 were $22.4 million, $17.9 million, and $13.2 million, respectively. Gross gains of $4.3 million, $3.0 million, and $4.5 million and gross losses of $5.2 million, $4.6 million, and $.5 million, respectively, were realized on those sales.

NOTE 3 -- FAIR VALUE DISCLOSURES OF FINANCIAL INFORMATION

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be recognized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

FINANCIAL ASSETS:

CASH AND SHORT TERM INVESTMENTS The carrying amounts reported in the statement of assets, liabilities, surplus and other funds approximate fair value.

BONDS Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

STOCKS Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans is limited to the lesser of the present value of the cash flows or book value.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

POLICY LOANS The carrying amount reported in the statement of assets, liabilities, surplus and other funds approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

FINANCIAL LIABILITIES:

ANNUITY AND OTHER FUND RESERVES (WITHOUT MORTALITY/MORBIDITY FEATURES) Fair values for the Company's liabilities under individual annuity contracts are estimated based on current surrender values.

The estimated fair values of the financial instruments as of December 31 were as follows:

                                                   1995                    1994
                                          ----------------------  ----------------------
                                           CARRYING      FAIR      CARRYING      FAIR
(IN THOUSANDS)                              VALUE       VALUE       VALUE       VALUE
                                          ----------  ----------  ----------  ----------

Financial Assets:
  Cash..................................  $    7,791  $    7,791  $    7,248  $    7,248
  Short term investments................       3,500       3,500      45,239      45,239
  Bonds.................................   1,659,575   1,715,940   1,595,275   1,541,588
  Stocks................................      18,132      18,414      12,283      12,590
  Mortgage loans........................     239,522     250,196     295,532     291,704
  Policy loans..........................     122,696     122,696     116,600     116,600

Financial Liabilities:
  Individual annuity contracts..........     803,099     797,024     869,230     862,662
  Supplemental contracts without life
    contingencies.......................      16,796      16,796      16,673      16,673
Other contract deposit funds............         632         632       1,105       1,105

NOTE 4 -- FEDERAL INCOME TAXES

The federal income tax provisions for 1995, 1994 and 1993 were $17.4 million, $13.1 million and $8.6 million, respectively, which include taxes applicable to realized capital gains of $.4 million, $1.0 million and $3.3 million.

The effective federal income tax rates were 27%, 67% and 30% in 1995, 1994 and 1993, respectively. The differences between the federal statutory rate and the Company's effective tax rates are primarily related to decreases in taxable income for the write-offs of mortgage loans; and increases in taxable income for differences in policyholder liabilities for federal income tax purposes and financial reporting purposes and the deferral of policy acquisition costs for federal tax purposes.

The consolidated federal income tax returns are routinely audited by the Internal Revenue Service (IRS) and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has completed its examination of all of the consolidated federal income tax returns through 1988. In management's opinion, adequate tax liabilities have been established for all years. However, the amount of these liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

NOTE 5 -- REINSURANCE

The Company participates in reinsurance to reduce overall risks, including exposure to large losses and to permit recovery of a portion of direct losses. Reinsurance contracts do not relieve the Company from its obligation to its policyholders. Reinsurance financial data for the years ended December 31, is as follows:

(IN THOUSANDS)                                  1995     1994     1993
                                               -------  -------  -------

Reinsurance premiums assumed.................  $ 3,442  $ 3,788  $ 4,190
Reinsurance premiums ceded...................   42,914   17,430   14,798
Deduction from insurance liability including
 reinsurance recoverable on unpaid claims....   82,227   46,734   42,805

Individual life premiums ceded to First Allmerica aggregated $6.8 million, $7.8 million and $9.0 million in 1995, 1994 and 1993, respectively. The Company has also entered into various reinsurance agreements with First Allmerica under which certain insurance risks related to individual accident and health business, premium income and related expenses are assumed by the Company from First Allmerica. Premiums assumed pursuant to these agreements aggregated $3.4 million, $3.8 million and $4.2 million in 1995, 1994 and 1993, respectively .

During the year Allmerica Financial entered into a coinsurance agreement to reinsure substantially all of its yearly renewable term life insurance. Premiums ceded and reinsurance credits taken under this agreement amounted to $25.4 million and $20.7 million, respectively. At December 31, 1995, the deduction from insurance liability, including reinsurance recoverable on unpaid claims under this agreement was $12.7 million.

NOTE 6 -- ACCIDENT AND HEALTH POLICY AND CLAIM LIABILITIES

The Company regularly updates its estimates of policy and claims liabilities as new information becomes available and further events occur which may impact the resolution of unsettled claims for its accident and health line of business. Changes in prior estimates are generally reflected in results of operations in the year such changes are determined to be needed and recorded.

The policy and claims liabilities related to the Company's accident and health business were $169.7 million and $123.5 million at December 31, 1995 and 1994, respectively. Accident and health policy and claims liabilities have been re-estimated for all prior years and were increased by $42.5 million, $10.9 million and $13.2 million, in 1995, 1994 and 1993, respectively, including $21.9 million and $2.8 million recorded as an adjustment to surplus in 1995 and 1993, respectively. The unfavorable development is primarily due to reserve strengthening and adverse experience in the Company's individual accident and health line of business.

NOTE 7 -- DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company. Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its statutory policyholder surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
(A WHOLLY OWNED SUBSIDIARY OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY)

              NOTES TO STATUTORY FINANCIAL STATEMENTS --CONTINUED

Commissioner of Insurance. At January 1, 1996, the Company could pay dividends of $4.3 million to First Allmerica, without prior approval.

NOTE 8 -- OTHER RELATED PARTY TRANSACTIONS

First Allmerica provides management, operating personnel and facilities on a cost reimbursement basis to the Company. Expenses for services received from First Allmerica were $85.8 million, $102.5 million and $98.9 million in 1995, 1994 and 1993, respectively. The net amounts payable to First Allmerica and affiliates for accrued expenses and various other liabilities and receivables were $12.6 million and $8.3 million at December 31, 1995 and 1994, respectively.

NOTE 9 -- FUNDS ON DEPOSIT

In March 1994, the Company voluntarily withdrew from being licensed in New York. In connection with the withdrawal First Allmerica, which is licensed in New York, became qualified to sell the products previously sold by Allmerica Financial in New York. The Company agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding general account liabilities of the Company for New York policyholders, claimants and creditors. As of December 31, 1995, the carrying value and fair value of the assets or deposit was $295.0 million and $303.6 million, respectively, which is in excess of the required amount.

Additional securities with a carrying value of $4.2 million and $3.9 million were on deposit with various other state and governmental authorities as of December 31, 1995 and 1994, respectively.

NOTE 10 -- LITIGATION

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the opinion of management, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements.

               APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE

The guideline minimum sum insured is a percentage of the Contract Value as set forth below, according to federal tax regulations:

                         GUIDELINE MINIMUM SUM INSURED

 AGE OF INSURED                                                                                      PERCENTAGE OF
ON DATE OF DEATH                                                                                    CONTRACT VALUE
--------------------------------------------------------------------------------------------------  ---------------
40 and under......................................................................................          250%
45................................................................................................          215%
50................................................................................................          185%
55................................................................................................          150%
60................................................................................................          130%
65................................................................................................          120%
70................................................................................................          115%
75................................................................................................          105%
80................................................................................................          105%
85................................................................................................          105%
90................................................................................................          105%
95 and above......................................................................................          100%

For the ages not listed, the progression between the listed ages is linear.

                   APPENDIX B -- OPTIONAL INSURANCE BENEFITS

This Appendix provides only a summary of other insurance benefits available by rider. For more information, contact your representative.

OPTION TO ACCELERATE BENEFITS ENDORSEMENT

This endorsement allows part of the Contract proceeds to be available before death if the Insured becomes terminally ill or is permanently confined to a nursing home.

                         APPENDIX C -- PAYMENT OPTIONS

PAYMENT OPTIONS -- On written request, the surrender value or all or part of any payable Net Death Benefit may be paid under one or more payment options then offered by Allmerica Financial. If you do not make an election, we will pay the benefits in a single sum. If a payment option is selected, the beneficiary may pay to us any amount that would otherwise be deducted from the Death Benefit. A certificate will be provided to the payee describing the payment option selected.

The amounts payable under a payment option are paid from the General Account. These amounts are not based on the investment experience of the Variable Account. The amounts payable under these options, for each $1,000 applied, will be:

(a) the rate per $1,000 of benefit based on our non-guaranteed current benefit option rates for this class of Contracts, or

(b) the rate in your Contract for the applicable benefit option, whichever is greater.

If you choose a benefit option, the beneficiary may, when filing a proof of claim, pay us any amount that otherwise would be deducted from the proceeds.

- OPTION A: BENEFITS FOR A SPECIFIED NUMBER OF YEARS -- We will make equal payments for any selected number of years up to 30 years. These payments may be made annually, semi-annually, quarterly or monthly, whichever you choose.

- OPTION B: LIFETIME MONTHLY BENEFIT -- Benefits are based on the age of the person who receives the money (called the payee) on the date the first payment will be made. You may choose one of the three following options to specify when benefits will cease:

    -when the payee dies with no further benefits due (Life Annuity);

    -when the payee dies but not before the total benefit payments made by us equals the amount applied under this option (Life Annuity with Installment Refund); or

    -when the payee dies but not before 10 years have elapsed from the date of the first payment (Life Annuity with Payments Guaranteed for 10 years).

- OPTION C: INTEREST BENEFITS -- We will pay interest at a rate we determine each year. It will not be less than 3% per year. We will make payments annually, semi-annually, quarterly, or monthly, whichever is preferred. These benefits will stop when the amount left has been withdrawn. If the payee dies, any unpaid balance plus accrued interest will be paid in a lump sum.

- OPTION D: BENEFITS FOR A SPECIFIED AMOUNT -- Interest will be credited to the unpaid balance and we will make payments until the unpaid balance is gone. We will credit interest at a rate we determine each year, but not less than 3%. We will make payments annually, semi-annually, quarterly, or monthly, whichever is preferred. The benefit level chosen must provide for an annual benefit of at least 8% of the amount applied.

- OPTION E: LIFETIME MONTHLY BENEFITS FOR TWO PAYEES -- We will pay a benefit jointly to two payees during their joint lifetime.

After one payee dies, the benefits to the survivor will be:

    -the same as the original amount, or

    -in an amount equal to 2/3 of the original amount.

Benefits are based on the payees' ages on the date the first payment is due. Benefits will end when the second payee dies.

SELECTION OF PAYMENT OPTIONS -- The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to the

Contract Owner and beneficiary provisions, any option selection may be changed before the Net Death Benefit become payable. If you make no selection, the beneficiary may select an option when the Net Death Benefit becomes payable.

If the amount of the monthly benefit under Option B for the age of the payee is the same for different periods certain, the payee will be entitled to the longest period certain for the payee's age.

You may give the beneficiary the right to change from Option C or D to any other option at any time. If Option C or D is chosen by the payee when this contract becomes a claim, the payee may reserve the right to change to any other option. The payee who elects to change options must be the payee under the option selected.

ADDITIONAL DEPOSITS -- An additional deposit may be added to any proceeds when they are applied under Option B and E. We reserve the right to limit the amount of any additional deposit. We may levy a charge of no more than 3% on any additional deposits.

RIGHTS AND LIMITATIONS -- A payee has no right to assign any amount payable under any option, nor to demand a lump sum benefit in place of any amount payable under Options B or E. A payee will have the right to receive a lump sum in place of installments under Option A. The payee must provide us with a Written Request to reserve this right. If the right to receive a lump sum is exercised, we will determine the lump sum benefit at the same interest rates used to calculate the installments. The amount left under Option C and any unpaid balance under Option D, may be withdrawn only as noted in the Written Request selecting the option.

A corporate or fiduciary payee may select only Option A, C or D, subject to our approval.

PAYMENT DATES -- The first payment under any option, except Option C, will be due on the date this contract matures, by death or otherwise, unless another date is designated. Benefits under Option C begin at the end of the first benefit period.

The last payment under any option will be made as stated in the option's description. However, if a payee under Options B or E dies before the due date of the second monthly payment, the amount applied, minus the first monthly payment, will be paid in a lump sum or under any option other than Option E. This payment will be made to the surviving payee under Option E or the succeeding payee under Option B.

BENEFIT RATES -- The Benefit Option Tables in your Contract show benefit amounts for Option A, B and E. If you choose one of these options, either within five years of the date of surrender or the date the proceeds are otherwise payable, we will apply either the benefit rates listed in the Tables, or the rates we use on the date the proceeds are paid, whichever is more favorable. Benefits that begin more than five years after that date, or as a result of additional deposits, will be based on the rates we use on the date the first benefit is due.

         APPENDIX D -- ILLUSTRATIONS OF DEATH BENEFIT, CONTRACT VALUES
                            AND ACCUMULATED PAYMENTS

The following tables illustrate the way in which a Contract's Death Benefit and Contract Value could vary over an extended period.

ASSUMPTIONS

The tables illustrate a Contract issued to a male, age 55, qualifying for the non-tobacco user discount, and a second-to-die Contract issued to a male, age 65, qualifying for the non-tobacco user discount and a female, age 65, qualifying for the non-tobacco user discount. The tables illustrate the guaranteed insurance protection rates and the current insurance protection rates as presently in effect. ON REQUEST, WE WILL PROVIDE A COMPARABLE ILLUSTRATION BASED ON THE PROPOSED INSURED'S AGE, SEX, AND UNDERWRITING CLASS, AND A SPECIFIED PAYMENT.

Contract Values are based on the assumptions that no Contract loans have been made, that no partial withdrawals have been made, and that no more than 12 transfers have been made in any Contract year (so that no transaction or transfer charges have been incurred).

The tables assume that the initial payment is allocated to and remains in the Variable Account for the entire period shown. They are based on hypothetical gross investment rates of return for the fund (i.e., investment income and capital gains and losses, realized or unrealized) equal to constant Gross Annual Rates of 0%, 6%, and 12%. The second column of the tables show the amount that would accumulate if the initial Payment was invested to earn interest, at 5% compounded annually.

The Contract Values and Death Benefit would be different from those shown even if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below the averages for individual Contract years. The values would also be different depending on the allocation of the Contract's total Contract Value among the Sub-Accounts, if the rates of return averaged 0%, 6% or 12%, but the rates of each fund varied above and below the averages.

DEDUCTIONS FOR CHARGES

The amounts shown for the Death Benefit and Contract Values take into account the daily deduction of the mortality and expense risk charge and the deduction from Contract Value for the Monthly Deductions. The amounts shown in the tables also take into account fund advisory fees and operating expenses, based on the assumptions described below. The tables reflect an average of the Management Fee and Other Fund Expenses for all of the underlying Funds.

MONEY MARKET FUND OF ALLMERICA INVESTMENT TRUST. The advisory fee for the Money Market Fund of Allmerica Investment Trust does not vary by performance, and in 1996 was 0.28%. Total Fund Expenses for the Money Market Fund in 1996 were 0.34%. Under the Management Agreement with Allmerica Investment Trust, Allmerica Investment Management Company, Inc. has declared a voluntary expense limitation of 0.60% for the Money Market Fund, but the expenses of the Money Market Fund did not exceed the cap in 1996.

PORTFOLIOS OF THE PALLADIAN-SM- TRUST. Each of the Portfolios of The Palladian-SM- Trust pays a monthly Management Fee, which varies based on the relationships of the Portfolio's performance (after the deduction of Portfolio expenses) to the performance of a specific Benchmark Index. Each Management Fee is determined by reference to the Adjusted Return of the Portfolio. The Adjusted Return = [Gross Return - Benchmark Return] - Other Fund Expenses (not including the Management Fee). For the purposes of the illustrations, the Adjusted Return of a Portfolio may be used to determine the applicable Management Fee, as indicated in the table of Adjusted Returns and Management Fees, below. FOR MORE INFORMATION, SEE THE PROSPECTUS OF THE PALLADIAN-SM- TRUST.

 PERFORMANCE BENCHMARKS AND OTHER FUND EXPENSES OF THE PALLADIAN-SM- PORTFOLIOS

                                                                                           AVERAGED    OTHER FUND
                                                       BENCHMARK                           BENCHMARK    EXPENSES
PORTFOLIO                                                INDEX                              RETURN     (12/31/96)#
------------------------------  --------------------------------------------------------  -----------  -----------
Value                           S&P 500 Composite Stock Price Index                           10.50%*       0.70%
Growth                          S&P 500 Composite Stock Price Index                           10.50%*       0.70%
International Growth            Morgan Stanley Capital International (EAFE) Index              9.37%**      1.20%
Global Strategic Income         JP Morgan Global Government Bond Index, Unhedged              10.36%*       1.20%
Global Interactive/ Telecomm    S&P 500 Composite Stock Price Index                           10.50%**      1.20%

 * The Benchmark Index has been averaged over 40 years.

** The Benchmark Index has been averaged over 5 years

 # Palladian-SM- Advisors, Inc. has agreed to limit operating expenses and reimburse those expenses to the extent that the Portfolio's "other expenses" (i.e., expenses other than management fees) from September 11, 1996 through at least December 31, 1997 exceed the following expense limitations: Value Portfolio, 0.70%; Growth Portfolio, 0.70%; International Growth Portfolio, 1.20%; Global Strategic Income Portfolio, 1.20%; and Global Interactive/Telecomm Portfolio, 1.20%. FOR MORE INFORMATION, SEE THE PROSPECTUS OF THE PALLADIAN-SM- TRUST.

                 TABLE OF ADJUSTED RETURNS AND MANAGEMENT FEES

                                              ADJUSTED                                                 MANAGEMENT
                                               RETURN                                                      FEE
----------------------------------------------------------------------------------------------------  -------------
Over -2.5% but less than -0.5%......................................................................         0.5%
-0.5% or greater but less than 1.5%.................................................................         1.0%
1.5% or greater but less than 3.5%..................................................................         1.5%
3.5% or greater but less than 5.5%..................................................................         2.0%
5.5% or greater but less than 7.5%..................................................................         2.5%
7.5% or greater but less than 9.5%..................................................................         3.0%
9.5% or greater but less than 11.5%.................................................................         3.5%
11.5% or greater....................................................................................         4.0%

EXAMPLE OF CALCULATION OF PALLADIAN MANAGEMENT FEES:

The Management Fee is based on the Adjusted Return of a Portfolio: Adjusted Return = [Gross Return - Benchmark Return] - Other Fund Expenses (not including the Management Fee). A hypothetical 12% Gross Rate of Return for the Value Portfolio, with a 10.50% Benchmark Return, would result in an Adjusted Return of 0.80% and a Total Management Fee equal to 1.00%, as follows:

     Step 1: 12% Gross Rate of Return LESS 10.50% Benchmark
                                                     Return      =          1.50%
                                   LESS Other Fund Expenses      =          0.70%
                                                                        ---------
                                            Adjusted Return                 0.80%

Step 2: An Adjusted Return of 0.80% would result in a total Management Fee equal to 1.00% (see Table of Adjusted Returns and Management Fees, above).

FOR THE PURPOSES OF THE ILLUSTRATIONS, THE AVERAGED BENCHMARK RETURNS HAVE BEEN DETERMINED BY AVERAGING THE PERFORMANCE OF THE APPLICABLE BENCHMARK INDEX OVER AN EXTENDED NUMBER OF YEARS. THE ACTUAL BENCHMARK RETURNS WILL VARY, AND THEREFORE THE ACTUAL MANAGEMENT FEES MAY ALSO VARY, EVEN IF THE ACTUAL PERFORMANCE OF THE PORTFOLIOS DID NOT CHANGE. For instance, in the above example, if the actual Benchmark Return of the S&P 500 were 8% in a 12-month period, the Adjusted Return for the Value Portfolio would be 3.30% (because 12%
- 8% - 0.70% = 3.30%), and the Management Fee (from the Table of Adjusted Returns and Management Fees, above) would be 1.5%.

FOR MORE INFORMATION CONCERNING THE CALCULATION OF THE MANAGEMENT FEES OF THE PALLADIAN-SM- PORTFOLIOS, SEE THE PROSPECTUS FOR THE PALLADIAN-SM- TRUST.

CALCULATION OF MANAGEMENT FEE AND TOTAL FUND EXPENSES ASSUMPTIONS IN THE
ILLUSTRATIONS:

In the Illustrations, the average Management Fee is assumed to be 0.05% at 0% Gross Rate of Return, 0.05% at 6% Gross Rate of Return, and 0.88% at 12% Gross Rate of Return. The average of Other Fund Expenses is 0.84%.

The averages of the Management Fees have been determined as follows:

1. The assumed Management Fee is determined for each of the Portfolios by comparing each of the 0%, 6% and 12% Gross Rates of Return to the applicable Averaged Benchmark Return, as indicated in the examples above.

2. The average Management Fee used in the Illustrations at each Gross Rate of Return is the average of Management Fee for all of the underlying Funds, including the Money Market Fund.

CALCULATIONS AT 0% GROSS RATE OF RETURN:

                                               (B)          (C)          (D)          (E)                         (G)
                                              GROSS      AVERAGED       OTHER      ADJUSTED         (F)       TOTAL FUND
     (A)                                     RATE OF     BENCHMARK      FUND        RETURN      MANAGEMENT     EXPENSES
PORTFOLIO/FUND                               RETURN       RETURN      EXPENSES      (B-C-D)         FEE         (D + F)
-----------------------------------------  -----------  -----------  -----------  -----------  -------------  -----------
Value                                              0%       10.50%        0.70%       -11.20%        0.00%         0.70%
Growth                                             0%       10.50%        0.70%       -11.20%        0.00%         0.70%
International                                      0%        9.37%        1.20%       -10.57%        0.00%         1.20%
Global Income                                      0%       10.36%        1.20%       -11.56%        0.00%         1.20%
Global Telecomm                                    0%       10.50%        1.20%       -11.70%        0.00%         1.20%
Money Market                                      N/A          N/A        0.06%           N/A        0.28%         0.34%

Average of Other Fund Expenses (D): 0.84%

Average of Management Fees (F): 0.05%

Average of Total Fund Expenses (G): 0.89%

CALCULATIONS AT 6% GROSS RATE OF RETURN:

                                                (B)          (C)          (D)         (E)                         (G)
                                               GROSS      AVERAGED       OTHER      ADJUSTED        (F)       TOTAL FUND
     (A)                                      RATE OF     BENCHMARK      FUND        RETURN     MANAGEMENT     EXPENSES
PORTFOLIO/FUND                                RETURN       RETURN      EXPENSES     (B-C-D)         FEE         (D + F)
------------------------------------------  -----------  -----------  -----------  ----------  -------------  -----------
Value                                               6%       10.50%        0.70%       -5.20%        0.00%         0.70%
Growth                                              6%       10.50%        0.70%       -5.20%        0.00%         0.70%
International                                       6%        9.37%        1.20%       -4.57%        0.00%         1.20%
Global Income                                       6%       10.36%        1.20%       -5.56%        0.00%         1.20%
Global Telecomm                                     6%       10.50%        1.20%       -5.70%        0.00%         1.20%
Money Market                                       N/A          N/A        0.06%          N/A        0.28%         0.34%

Average of Other Fund Expenses (D): 0.84%

Average of Management Fees (F): 0.05%

Average of Total Fund Expenses (G): 0.89%

CALCULATIONS AT 12% GROSS RATE OF RETURN:

                                                  (B)          (C)          (D)          (E)                         (G)
                                                 GROSS      AVERAGED       OTHER      ADJUSTED         (F)       TOTAL FUND
     (A)                                        RATE OF     BENCHMARK      FUND        RETURN      MANAGEMENT     EXPENSES
PORTFOLIO/FUND                                  RETURN       RETURN      EXPENSES      (B-C-D)         FEE         (D + F)
--------------------------------------------  -----------  -----------  -----------  -----------  -------------  -----------
Value                                                12%       10.50%        0.70%        0.80%         1.00%         1.70%
Growth                                               12%       10.50%        0.70%        0.80%         1.00%         1.70%
International                                        12%        9.37%        1.20%        1.43%         1.00%         2.20%
Global Income                                        12%       10.36%        1.20%        0.44%         1.00%         2.20%
Global Telecomm                                      12%       10.50%        1.20%        0.30%         1.00%         2.20%
Money Market                                         N/A          N/A        0.06%          N/A         0.28%         0.34%

Average of Other Fund Expenses (D): 0.84%

Average of Management Fees: 0.88%

Average of Total Fund Expenses: 1.72%

NET ANNUAL RATES OF INVESTMENT

Applying the mortality and expense risk charge of 0.90% and the average Management Fees and Other Fund Expenses of 0.89% and 1.72%, respectively, the Gross Annual Return of 0%, 6% and 12% would produce net annual rates of -1.79%, 4.21% and 9.38%, respectively.

The hypothetical returns shown in the table do not reflect any charges for income taxes against the Variable Account since no charges are currently made. However, if in the future the charges are made, to produce the illustrated Death Benefits and Contract Value, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by an amount sufficient to cover the tax charges.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      THE FULCRUM FUND-SM- NEXT GENERATION
                 MODIFIED SINGLE PAYMENT VARIABLE LIFE CONTRACT
                                $25,000 Payment
                          Male Non-Tobacco User Age 55
                             Face Amount = $67,803
                      BASED ON CURRENT MONTHLY DEDUCTIONS

                PAYMENTS               HYPOTHETICAL 0%                        HYPOTHETICAL 6%                 HYPOTHETICAL 12%
                MADE PLUS          GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN
                INTEREST    -------------------------------------  -------------------------------------  ------------------------
  CONTRACT        AT 5%      SURRENDER    CONTRACT       DEATH      SURRENDER    CONTRACT       DEATH      SURRENDER    CONTRACT
    YEAR        PER YEAR       VALUE        VALUE       BENEFIT       VALUE        VALUE       BENEFIT       VALUE        VALUE
-------------  -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
          1        26,250       21,696       24,133       67,803       23,171       25,608       67,803       24,442       26,880
          2        27,563       20,920       23,295       67,803       23,857       26,232       67,803       26,528       28,903
          3        28,941       20,548       22,486       67,803       24,935       26,872       67,803       29,143       31,081
          4        30,388       19,828       21,703       67,803       25,653       27,528       67,803       31,550       33,425
          5        31,907       19,509       20,947       67,803       26,764       28,202       67,803       34,511       35,948

          6        33,502       18,841       20,216       67,803       27,517       28,892       67,803       37,290       38,665
          7        35,178       18,572       19,509       67,803       28,662       29,600       67,803       40,651       41,589
          8        36,936       17,951       18,826       67,803       29,451       30,326       67,803       43,861       44,736
          9        38,783       17,729       18,166       67,803       30,633       31,070       67,803       47,687       48,124
         10        40,722       17,528       17,528       67,803       31,834       31,834       67,803       51,784       51,784

         11        42,758       17,031       17,031       67,803       32,846       32,846       67,803       56,135       56,135
         12        44,896       16,546       16,546       67,803       33,891       33,891       67,803       60,864       60,864
         13        47,141       16,075       16,075       67,803       34,971       34,971       67,803       65,980       65,980
         14        49,498       15,616       15,616       67,803       36,086       36,086       67,803       71,522       71,522
         15        51,973       15,170       15,170       67,803       37,238       37,238       67,803       77,530       77,530

         16        54,572       14,735       14,735       67,803       38,428       38,428       67,803       84,042       84,042
         17        57,300       14,312       14,312       67,803       39,656       39,656       67,803       91,102       91,102
         18        60,165       13,900       13,900       67,803       40,925       40,925       67,803       98,754       98,754
         19        63,174       13,500       13,500       67,803       42,235       42,235       67,803      107,088      107,088
         20        66,332       13,110       13,110       67,803       43,588       43,588       67,803      116,197      116,197

         21        69,649       12,730       12,730       67,803       44,986       44,986       67,803      126,185      126,185
         22        73,132       12,361       12,361       67,803       46,429       46,429       67,803      136,984      136,984
         23        76,788       12,001       12,001       67,803       47,919       47,919       67,803      148,653      148,653
         24        80,627       11,651       11,651       67,803       49,459       49,459       67,803      161,254      161,254
         25        84,659       11,310       11,310       67,803       51,066       51,066       67,803      174,851      174,851

         26        88,892       10,979       10,979       67,803       52,739       52,739       67,803      189,538      189,538
         27        93,336       10,656       10,656       67,803       54,467       54,467       67,803      205,459      205,459
         28        98,003       10,342       10,342       67,803       56,251       56,251       67,803      222,717      222,717
         29       102,903       10,036       10,036       67,803       58,094       58,094       67,803      241,425      241,425
         30       108,049        9,739        9,739       67,803       59,998       59,998       67,803      261,704      261,704

         31       113,451        9,449        9,449       67,803       61,963       61,963       67,803      283,686      283,686
         32       119,124        9,167        9,167       67,803       63,993       63,993       67,803      307,515      307,515
         33       125,080        8,893        8,893       67,803       66,090       66,090       67,803      333,346      333,346
         34       131,334        8,626        8,626       67,803       68,255       68,255       67,803      361,347      361,347
         35       137,900        8,366        8,366       67,803       70,491       70,491       67,803      391,699      391,699


  CONTRACT       DEATH
    YEAR        BENEFIT
-------------  ---------
          1       67,803
          2       67,803
          3       67,803
          4       67,803
          5       67,803
          6       67,803
          7       67,803
          8       67,803
          9       67,803
         10       67,803
         11       67,803
         12       72,428
         13       77,856
         14       83,681
         15       89,935
         16       96,649
         17      102,945
         18      109,617
         19      116,726
         20      124,331
         21      132,494
         22      143,833
         23      156,085
         24      169,317
         25      183,593
         26      199,015
         27      215,732
         28      233,853
         29      253,496
         30      274,789
         31      297,871
         32      322,891
         33      350,013
         34      379,414
         35      411,284

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      THE FULCRUM FUND-SM- NEXT GENERATION
                 MODIFIED SINGLE PAYMENT VARIABLE LIFE CONTRACT
                                $25,000 Payment
                          Male Non-Tobacco User Age 55
                             Face Amount = $67,803
                     BASED ON GUARANTEED MONTHLY DEDUCTIONS

                PAYMENTS               HYPOTHETICAL 0%                        HYPOTHETICAL 6%                 HYPOTHETICAL 12%
                MADE PLUS          GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN
                INTEREST    -------------------------------------  -------------------------------------  ------------------------
  CONTRACT        AT 5%      SURRENDER    CONTRACT       DEATH      SURRENDER    CONTRACT       DEATH      SURRENDER    CONTRACT
    YEAR        PER YEAR       VALUE        VALUE       BENEFIT       VALUE        VALUE       BENEFIT       VALUE        VALUE
-------------  -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
          1        26,250       21,486       23,906       67,803       22,945       25,383       67,803       24,218       26,656
          2        27,563       20,422       22,797       67,803       23,369       25,744       67,803       26,051       28,426
          3        28,941       19,730       21,668       67,803       24,141       26,079       67,803       28,382       30,319
          4        30,388       18,640       20,515       67,803       24,512       26,387       67,803       30,476       32,351
          5        31,907       17,889       19,326       67,803       25,219       26,656       67,803       33,092       34,530

          6        33,502       16,724       18,099       67,803       25,512       26,887       67,803       35,500       36,875
          7        35,178       15,882       16,819       67,803       26,131       27,069       67,803       38,464       39,401
          8        36,936       14,603       15,478       67,803       26,318       27,193       67,803       41,255       42,130
          9        38,783       13,621       14,059       67,803       26,811       27,248       67,803       44,646       45,084
         10        40,722       12,538       12,538       67,803       27,217       27,217       67,803       48,289       48,289

         11        42,758       10,993       10,993       67,803       27,289       27,289       67,803       52,173       52,173
         12        44,896        9,310        9,310       67,803       27,266       27,266       67,803       56,481       56,481
         13        47,141        7,465        7,465       67,803       27,131       27,131       67,803       61,223       61,223
         14        49,498        5,433        5,433       67,803       26,865       26,865       67,803       66,355       66,355
         15        51,973        3,187        3,187       67,803       26,448       26,448       67,803       71,903       71,903

         16        54,572          677          677       67,803       25,845       25,845       67,803       77,899       77,899
         17        57,300            0            0       67,803       25,011       25,011       67,803       84,412       84,412
         18        60,165            0            0       67,803       23,897       23,897       67,803       91,497       91,497
         19        63,174            0            0       67,803       22,431       22,431       67,803       99,219       99,219
         20        66,332            0            0       67,803       20,539       20,539       67,803      107,658      107,658

         21        69,649            0            0       67,803       18,131       18,131       67,803      116,912      116,912
         22        73,132            0            0       67,803       15,100       15,100       67,803      126,917      126,917
         23        76,788            0            0       67,803       11,304       11,304       67,803      137,729      137,729
         24        80,627            0            0       67,803        6,569        6,569       67,803      149,404      149,404
         25        84,659            0            0       67,803          655          655       67,803      162,002      162,002

         26        88,892            0            0       67,803            0            0       67,803      175,579      175,579
         27        93,336            0            0       67,803            0            0       67,803      190,195      190,195
         28        98,003            0            0       67,803            0            0       67,803      205,904      205,904
         29       102,903            0            0       67,803            0            0       67,803      222,759      222,759
         30       108,049            0            0       67,803            0            0       67,803      240,815      240,815

         31       113,451            0            0       67,803            0            0       67,803      260,130      260,130
         32       119,124            0            0       67,803            0            0       67,803      280,760      280,760
         33       125,080            0            0       67,803            0            0       67,803      302,764      302,764
         34       131,334            0            0       67,803            0            0       67,803      326,202      326,202
         35       137,900            0            0       67,803            0            0       67,803      351,125      351,125


  CONTRACT       DEATH
    YEAR        BENEFIT
-------------  ---------
          1       67,803
          2       67,803
          3       67,803
          4       67,803
          5       67,803
          6       67,803
          7       67,803
          8       67,803
          9       67,803
         10       67,803
         11       67,803
         12       67,803
         13       72,243
         14       77,636
         15       83,408
         16       89,584
         17       95,385
         18      101,562
         19      108,149
         20      115,194
         21      122,757
         22      133,263
         23      146,615
         24      156,874
         25      170,102
         26      184,358
         27      199,705
         28      216,199
         29      233,897
         30      252,856
         31      273,137
         32      294,798
         33      317,902
         34      342,512
         35      368,682

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      THE FULCRUM FUND-SM- NEXT GENERATION
                 MODIFIED SINGLE PAYMENT VARIABLE LIFE CONTRACT
                                $25,000 Payment
                          Male Non-Tobacco User Age 65
                         Female Non-Tobacco User Age 65
                             Face Amount = $66,006
                      BASED ON CURRENT MONTHLY DEDUCTIONS

                PAYMENTS               HYPOTHETICAL 0%                        HYPOTHETICAL 6%                 HYPOTHETICAL 12%
                MADE PLUS          GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN
                INTEREST    -------------------------------------  -------------------------------------  ------------------------
  CONTRACT        AT 5%      SURRENDER    CONTRACT       DEATH      SURRENDER    CONTRACT       DEATH      SURRENDER    CONTRACT
    YEAR        PER YEAR       VALUE        VALUE       BENEFIT       VALUE        VALUE       BENEFIT       VALUE        VALUE
-------------  -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
          1        26,250       21,804       24,241       66,006       23,286       25,724       66,006       24,564       27,001
          2        27,563       21,098       23,473       66,006       24,065       26,440       66,006       26,762       29,137
          3        28,941       20,788       22,726       66,006       25,229       27,166       66,006       29,490       31,427
          4        30,388       20,126       22,001       66,006       26,039       27,914       66,006       32,024       33,899
          5        31,907       19,861       21,299       66,006       27,245       28,683       66,006       35,131       36,569

          6        33,502       19,243       20,618       66,006       28,098       29,473       66,006       38,076       39,451
          7        35,178       19,020       19,957       66,006       29,349       30,287       66,006       41,625       42,563
          8        36,936       18,442       19,317       66,006       30,249       31,124       66,006       45,047       45,922
          9        38,783       18,259       18,697       66,006       31,547       31,985       66,006       49,112       49,549
         10        40,722       18,095       18,095       66,006       32,870       32,870       66,006       53,491       53,491

         11        42,758       17,636       17,636       66,006       34,018       34,018       66,006       58,159       58,159
         12        44,896       17,187       17,187       66,006       35,208       35,208       66,006       63,241       63,241
         13        47,141       16,748       16,748       66,006       36,440       36,440       66,006       68,786       68,786
         14        49,498       16,321       16,321       66,006       37,716       37,716       66,006       74,792       74,792
         15        51,973       15,903       15,903       66,006       39,038       39,038       66,006       81,318       81,318

         16        54,572       15,495       15,495       66,006       40,408       40,408       66,006       88,414       88,414
         17        57,300       15.097       15,097       66,006       41,827       41,827       66,006       96,128       96,128
         18        60,165       14,709       14,709       66,006       43,296       43,296       66,006      104,516      104,516
         19        63,174       14,329       14,329       66,006       44,818       44,818       66,006      113,636      113,636
         20        66,332       13,959       13,959       66,006       46,395       46,395       66,006      123,551      123,551

         21        69,649       13,598       13,598       66,006       48,029       48,029       66,006      134,332      134,332
         22        73,132       13,245       13,245       66,006       49,721       49,721       66,006      146,053      146,053
         23        76,788       12,900       12,900       66,006       51,499       51,499       66,006      158,797      158,797
         24        80,627       12,564       12,564       66,006       53,346       53,346       66,006      172,653      172,653
         25        84,659       12,236       12,236       66,006       55,259       55,259       66,006      187,718      187,718

         26        88,892       11,915       11,915       66,006       57,241       57,241       66,006      204,098      204,098
         27        93,336       11,602       11,602       66,006       59,294       59,294       66,006      221,906      221,906
         28        98,003       11,297       11,297       66,006       61,420       61,420       66,006      241,269      241,269
         29       102,903       10,998       10,998       66,006       63,623       63,623       66,006      262,321      262,321
         30       108,049       10,707       10,707       66,006       65,905       65,905       66,564      285,210      285,210

         31       113,451       10,423       10,423       66,006       68,401       68,401       68,401      310,718      310,718
         32       119,124       10,146       10,146       66,006       70,996       70,996       70,996      338,506      338,506
         33       125,080        9,875        9,875       66,006       73,690       73,690       73,690      368,779      368,779
         34       131,334        9,610        9,610       66,006       76,485       76,485       76,485      401,760      401,760
         35       137,900        9,352        9,352       66,006       79,387       79,387       79,387      437,691      437,691


  CONTRACT       DEATH
    YEAR        BENEFIT
-------------  ---------
          1       66,006
          2       66,006
          3       66,006
          4       66,006
          5       66,006
          6       66,006
          7       66,006
          8       66,006
          9       66,006
         10       66,006
         11       66,006
         12       66,402
         13       72,225
         14       78,532
         15       85,384
         16       92,835
         17      100,935
         18      109,742
         19      119,318
         20      129,729
         21      141,048
         22      153,356
         23      166,737
         24      181,286
         25      197,104
         26      214,303
         27      230,783
         28      248,507
         29      267,568
         30      288,062
         31      310,718
         32      338,506
         33      368,779
         34      401,760
         35      437,691

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      THE FULCRUM FUND-SM- NEXT GENERATION
                 MODIFIED SINGLE PAYMENT VARIABLE LIFE CONTRACT
                                $25,000 Payment
                          Male Non-Tobacco User Age 65
                         Female Non-Tobacco User Age 65
                             Face Amount = $66,006
                     BASED ON GUARANTEED MONTHLY DEDUCTIONS

                PAYMENTS               HYPOTHETICAL 0%                        HYPOTHETICAL 6%                 HYPOTHETICAL 12%
                MADE PLUS          GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN
                INTEREST    -------------------------------------  -------------------------------------  ------------------------
  CONTRACT        AT 5%      SURRENDER    CONTRACT       DEATH      SURRENDER    CONTRACT       DEATH      SURRENDER    CONTRACT
    YEAR        PER YEAR       VALUE        VALUE       BENEFIT       VALUE        VALUE       BENEFIT       VALUE        VALUE
-------------  -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
          1        26,250       21,804       24,241       66,006       23,286       25,724       66,006       24,564       27,001
          2        27,563       21,098       23,473       66,006       24,065       26,440       66,006       26,762       29,137
          3        28,941       20,750       22,688       66,006       25,204       27,142       66,006       29,478       31,416
          4        30,388       20,001       21,876       66,006       25,949       27,824       66,006       31,973       33,848
          5        31,907       19,589       21,026       66,006       27,040       28,477       66,006       35,006       36,443

          6        33,502       18,750       20,125       66,006       27,718       29,093       66,006       37,841       39,216
          7        35,178       18,217       19,154       66,006       28,719       29,657       66,006       41,243       42,180
          8        36,936       17,214       18,089       66,006       29,278       30,153       66,006       44,481       45,356
          9        38,783       16,460       16,899       66,006       30,121       30,559       66,006       48,329       48,766
         10        40,722       15,544       15,544       66,006       30,850       30,850       66,006       52,463       52,463

         11        42,758       14,090       14,090       66,006       31,223       31,223       66,006       56,894       56,894
         12        44,896       12,372       12,372       66,006       31,438       31,438       66,006       61,788       61,788
         13        47,141       10,333       10,333       66,006       31,462       31,462       66,006       67,200       67,200
         14        49,498        7,904        7,904       66,006       31,255       31,255       66,006       73,068       73,068
         15        51,973        4,993        4,993       66,006       30,765       30,765       66,006       79,419       79,419

         16        54,572        1,475        1,475       66,066       29,915       29,915       66,006       86,286       86,286
         17        57,300            0            0       66,066       28,606       28,606       66,006       93,701       93,701
         18        60,165            0            0       66,066       26,694       26,694       66,006      101,694      101,694
         19        63,174            0            0       66,066       23,990       23,990       66,006      110,296      110,296
         20        66,332            0            0       66,066       20,232       20,232       66,006      119,537      119,537

         21        69,649            0            0       66,066       15,067       15,067       66,006      129,446      129,446
         22        73,132            0            0       66,066        7,990        7,990       66,006      140,052      140,052
         23        76,788            0            0       66,066            0            0       66,006      151,384      151,384
         24        80,627            0            0       66,066            0            0       66,006      163,467      163,467
         25        84,659            0            0       66,066            0            0       66,006      176,323      176,323

         26        88,892            0            0       66,066            0            0       66,006      189,970      189,970
         27        93,336            0            0       66,066            0            0       66,006      204,920      204,920
         28        98,003            0            0       66,066            0            0       66,006      221,404      221,404
         29       102,903            0            0       66,066            0            0       66,006      239,713      239,713
         30       108,049            0            0       66,066            0            0       66,006      260,224      260,224

         31       113,451            0            0       66,066            0            0       66,006      283,496      283,496
         32       119,124            0            0       66,066            0            0       66,006      308,850      308,850
         33       125,080            0            0       66,066            0            0       66,006      336,472      336,472
         34       131,334            0            0       66,066            0            0       66,006      366,563      366,563
         35       137,900            0            0       66,066            0            0       66,006      399,346      399,346


  CONTRACT       DEATH
    YEAR        BENEFIT
-------------  ---------
          1       66,006
          2       66,006
          3       66,006
          4       66,006
          5       66,006
          6       66,006
          7       66,006
          8       66,006
          9       66,006
         10       66,006
         11       66,006
         12       66,006
         13       70,560
         14       76,721
         15       83,390
         16       90,601
         17       98,386
         18      106,778
         19      115,810
         20      125,513
         21      135,918
         22      147,055
         23      158,953
         24      171,640
         25      185,139
         26      199,468
         27      213,116
         28      228,047
         29      244,507
         30      262,826
         31      283,496
         32      308,850
         33      336,472
         34      366,563
         35      399,346

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      THE FULCRUM FUND-SM- NEXT GENERATION
                 MODIFIED SINGLE PAYMENT VARIABLE LIFE CONTRACT
                                $25,000 Payment
                            Unisex Non-smoker Age 55
                             Face Amount = $69,861
                      BASED ON CURRENT MONTHLY DEDUCTIONS

                PAYMENTS               HYPOTHETICAL 0%                        HYPOTHETICAL 6%                 HYPOTHETICAL 12%
                MADE PLUS          GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN
                INTEREST    -------------------------------------  -------------------------------------  ------------------------
  CONTRACT        AT 5%      SURRENDER    CONTRACT       DEATH      SURRENDER    CONTRACT       DEATH      SURRENDER    CONTRACT
    YEAR        PER YEAR       VALUE        VALUE       BENEFIT       VALUE        VALUE       BENEFIT       VALUE        VALUE
-------------  -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
          1        26,250       21,696       24,133       69,861       23,171       25,608       69,861       24,442       26,880
          2        27,563       20,920       23,295       69,861       23,857       26,232       69,861       26,528       28,903
          3        28,941       20,548       24,486       69,861       24,935       26,872       69,861       29,143       31,081
          4        30,388       19,828       21,703       69,861       25,653       27,528       69,861       31,550       33,425
          5        31,907       19,509       20,947       69,861       26,764       28,202       69,861       34,511       35,948

          6        33,502       18,841       20,216       69,861       27,517       28,892       69,861       37,290       38,665
          7        35,178       18,572       19,509       69,861       28,662       29,600       69,861       40,651       41,589
          8        36,936       17,951       18,826       69,861       29,451       30,326       69,861       43,861       44,736
          9        38,783       17,729       18,166       69,861       30,633       31,070       69,861       47,687       48,124
         10        40,722       17,528       17,528       69,861       31,834       31,834       69,861       51,784       51,784

         11        42,758       17,031       17,031       69,861       32,846       32,846       69,861       56,134       56,134
         12        44,896       16,546       16,546       69,861       33,891       33,891       69,861       60,870       60,870
         13        47,141       16,075       16,075       69,861       34,971       34,971       69,861       66,013       66,013
         14        49,498       15,616       15,616       69,861       36,086       36,086       69,861       71,577       71,577
         15        51,973       15,170       15,170       69,861       37,238       37,238       69,861       77,596       77,596

         16        54,572       14,735       14,735       69,861       38,428       38,428       69,861       84,114       84,114
         17        57,300       14,312       14,312       69,861       39,656       39,656       69,861       91,185       91,185
         18        60,165       13,900       13,900       69,861       40,925       40,925       69,861       98,882       98,882
         19        63,174       13,500       13,500       69,861       42,235       42,235       69,861      107,272      107,272
         20        66,332       13,110       13,110       69,861       43,588       43,588       69,861      116,437      116,437

         21        69,649       12,730       12,730       69,861       44,986       44,986       69,861      126,480      126,480
         22        73,132       12,361       12,361       69,861       46,429       46,429       69,861      137,346      137,346
         23        76,788       12,001       12,001       69,861       47,919       47,919       69,861      149,095      149,095
         24        80,627       11,651       11,651       69,861       49,459       49,459       69,861      161,791      161,791
         25        84,659       11,310       11,310       69,861       51,066       51,066       69,861      175,501      175,501

         26        88,892       10,979       10,979       69,861       52,739       52,739       69,861      190,290      190,290
         27        93,336       10,656       10,656       69,861       54,467       54,467       69,861      206,274      206,274
         28        98,003       10,342       10,342       69,861       56,251       56,251       69,861      223,601      223,601
         29       102,903       10,036       10,036       69,861       58,094       58,094       69,861      242,383      242,383
         30       108,049        9,739        9,739       69,861       59,998       59,998       69,861      262,742      262,742

         31       113,451        9,449        9,449       69,861       61,963       61,963       69,861      284,812      284,812
         32       119,124        9,167        9,167       69,861       63,993       63,993       69,861      308,736      308,736
         33       125,080        8,893        8,893       69,861       66,090       66,090       69,861      334,669      334,669
         34       131,334        8,626        8,626       69,861       68,255       68,255       71,668      362,781      362,781
         35       137,900        8,366        8,366       69,861       70,491       70,491       74,016      393,254      393,254


  CONTRACT       DEATH
    YEAR        BENEFIT
-------------  ---------
          1       69,861
          2       69,861
          3       69,861
          4       69,861
          5       69,861
          6       69,861
          7       69,861
          8       69,861
          9       69,861
         10       69,861
         11       69,861
         12       72,436
         13       77,895
         14       83,745
         15       90,011
         16       96,731
         17      103,039
         18      109,759
         19      116,926
         20      124,587
         21      132,804
         22      144,213
         23      156,549
         24      196,881
         25      184,276
         26      199,804
         27      216,588
         28      234,781
         29      254,502
         30      275,879
         31      299,053
         32      324,173
         33      351,403
         34      380,920
         35      412,916

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                      THE FULCRUM FUND-SM- NEXT GENERATION
                 MODIFIED SINGLE PAYMENT VARIABLE LIFE CONTRACT
                                $25,000 Payment
                            Unisex Non-smoker Age 55
                             Face Amount = $69,861
                   BASED ON GUARANTEED MONTHLYTHLY DEDUCTIONS

                PAYMENTS               HYPOTHETICAL 0%                        HYPOTHETICAL 6%                 HYPOTHETICAL 12%
                MADE PLUS          GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN
                INTEREST    -------------------------------------  -------------------------------------  ------------------------
  CONTRACT        AT 5%      SURRENDER    CONTRACT       DEATH      SURRENDER    CONTRACT       DEATH      SURRENDER    CONTRACT
    YEAR        PER YEAR       VALUE        VALUE       BENEFIT       VALUE        VALUE       BENEFIT       VALUE        VALUE
-------------  -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
          1        26,250       21,468       23,905       69,861       22,944       25,382       69,861       24,217       26,655
          2        27,563       20,420       22,795       69,861       23,366       25,741       69,861       26,046       28,421
          3        28,941       19,736       21,674       69,861       24,144       26,081       69,861       28,381       30,318
          4        30,388       18,652       20,527       69,861       24,518       26,393       69,861       30,476       32,351
          5        31,907       17,918       19,355       69,861       25,237       26,675       69,861       33,098       34,536

          6        33,502       16,774       18,149       69,861       25,546       26,921       69,861       35,512       36,887
          7        35,178       15,957       16,895       69,861       26,183       27,120       69,861       38,481       39,419
          8        36,936       14,708       15,583       69,861       26,390       27,265       69,861       41,276       42,151
          9        38,783       13,760       14,197       69,861       29,906       27,343       69,861       44,667       45,104
         10        40,722       12,722       12,722       69,861       27,342       27,342       69,861       48,307       48,307

         11        42,758       11,227       11,227       69,861       27,448       27,448       69,861       52,179       52,179
         12        44,896        9,607        9,607       69,861       27,467       27,467       69,861       56,465       56,465
         13        47,141        7,840        7,840       69,861       27,381       27,381       69,861       61,205       61,205
         14        49,498        5,908        5,908       69,861       27,179       27,179       69,861       66,364       66,364
         15        51,973        3,777        3,777       69,861       26,836       26,836       69,861       71,943       71,943

         16        54,572        1,394        1,394       69,861       26,313       26,313       69,861       77,978       77,978
         17        57,300            0            0       69,861       25,582       25,582       69,861       84,534       84,534
         18        60,165            0            0       69,861       24,604       24,604       69,861       91,669       91,669
         19        63,174            0            0       69,861       23,311       23,311       69,861       99,447       99,447
         20        66,332            0            0       69,861       21,633       21,633       69,861      107,943      107,943

         21        69,649            0            0       69,861       19,488       19,488       69,861      117,254      117,254
         22        73,132            0            0       69,861       16,784       16,784       69,861      127,327      127,327
         23        76,788            0            0       69,861       13,405       13,405       69,861      138,219      138,219
         24        80,627            0            0       69,861        9,202        9,202       69,861      149,990      149,990
         25        84,659            0            0       69,861        3,965        3,965       69,861      162,699      162,699

         26        88,892            0            0       69,861            0            0       69,861      176,409      176,409
         27        93,336            0            0       69,861            0            0       69,861      191,180      191,180
         28        98,003            0            0       69,861            0            0       69,861      207,070      207,070
         29       102,903            0            0       69,861            0            0       69,861      224,136      224,136
         30       108,049            0            0       69,861            0            0       69,861      242,439      242,439

         31       113,451            0            0       69,861            0            0       69,861      262,039      262,039
         32       119,124            0            0       69,861            0            0       69,861      282,996      282,996
         33       125,080            0            0       69,861            0            0       69,861      305,372      305,372
         34       131,334            0            0       69,861            0            0       69,861      329,225      329,225
         35       137,900            0            0       69,861            0            0       69,861      354,610      354,610


  CONTRACT       DEATH
    YEAR        BENEFIT
-------------  ---------
          1       69,861
          2       69,861
          3       69,861
          4       69,861
          5       69,861
          6       69,861
          7       69,861
          8       69,861
          9       69,861
         10       69,861
         11       69,861
         12       69,861
         13       72,222
         14       77,646
         15       83,456
         16       89,675
         17       95,523
         18      101,753
         19      108,397
         20      115,500
         21      123,117
         22      133,693
         23      145,130
         24      157,489
         25      170,834
         26      185,230
         27      200,739
         28      217,423
         29      235,343
         30      254,561
         31      275,141
         32      297,146
         33      320,640
         34      345,687
         35      372,340

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

                                     Part II

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

Article VIII of Registrant's Bylaws provides: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

           RULE 6e-3(T) REPRESENTATIONS, DESCRIPTIONS AND UNDERTAKINGS

The Company hereby represents that the aggregate fees and charges under the Contracts offered through this registration statement are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allmerica Financial Life Insurance and Annuity Company.

                     CONTENTS OF THE REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.
Cross-reference to items required by Form N-8B-2.
The prospectus consisting of ____ pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484 under the Securities Act of 1933. Representatives, descriptions and undertaking pursuant to Rule
6e-3(T)(b)(13)(iii)(F) under the Investment Company Act of 1940 (the "1940
Act").
The signatures.

Written consents of the following persons:


  1.  Price Waterhouse LLP

  2.  Opinion of Counsel

  3.  Actuarial Consent

  The following exhibits:

  1.  Exhibit 1

      (Exhibits required by paragraph A of the instructions to Form N-8B-2)

      (1) Certified copy of Resolutions of the Board of Directors of the Company dated June 13, 1996 establishing the Fulcrum Variable
             Life Separate Account was filed in Registrant's Initial Registration Statement on November 5, 1996, and is incorporated by reference herein.

      (2)    Not Applicable.


      (3)(a) Form of Underwriting and Administrative Services
             Agreement between the Company and Allmerica
             Investments, Inc. was filed in Registrant's Initial Registration Statement on November 5, 1996, and is incorporated by reference herein.


      (4)    Not Applicable.


      (5) Policy Form was filed in Registrant's Initial Registration Statement on November 5, 1996, and is incorporated by reference herein.

      (6)(a) Company's Articles of Incorporation was filed in Registrant's Initial Registration Statement on __________, 1996, and is incorporated by reference herein.

         (b) Company's Restated ByLaws was filed in Registrant's Initial Registration Statement on __________, 1996, and is incorporated by reference herein.

      (7)    Not Applicable.

      (8)(a) Form of Participation Agreement with Allmerica Investment Trust was previously filed by the Company on June 3, 1987 in Registration Statement No. 33-14672, and is incorporated herein by reference.

         (B) Participation Agreement among The Palladian Trust, Western Capital Financial Group, Inc. and the Company is filed herewith.


      (9)    Not Applicable.


      (10) Application Form was filed in Registrant's Initial Registration Statement on __________, 1996, and is incorporated by reference herein.

  2.  Form of Policy and Policy riders as set forth in Exhibit 1 above.

  3.  Opinion of Counsel is filed herewith.


  4.  Not Applicable.

  5.  Not Applicable.


  6.  Actuarial Consent is filed herewith.

  7. Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(ii) under the 1940 Act which includes conversion procedures pursuant to Rule 6e-3(T)(b)(13)(v)(B) was previously filed in Registrant's Initial Registration Statement on November 5, 1996, and is incorporated by reference herein.

  8.  Consent of Independent Accountants is filed herewith

  10. Wholesaling Agreement was previously filed in Registrant's Initial Registration Statement on November 5, 1996, and is incorporated by reference herein.

                                  Exhibit Table


Exhibit 3           Opinion of Counsel

Exhibit 6           Actuarial Consent

Exhibit 8           Consent of Independent Accountants

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment to the Registration Statement to be signed by the undersigned, in the City of Worcester, and Commonwealth of Massachusetts, on the 30th day of May, 1997.


                                       FULCRUM VARIABLE LIFE SEPARATE ACCOUNT OF
                                       ALLMERICA FINANCIAL LIFE INSURANCE
                                       AND ANNUITY COMPANY




                                       By   /s/ Abigail M. Armstrong
                                         ---------------------------------------
                                         Abigail M. Armstrong, Secretary


SIGNATURES                           TITLE                                     DATE

/s/ John F. O'Brien                  Director and Chairman of the Board
----------------------------------
John F. O'Brien


/s/ Bruce C. Anderson                Director
----------------------------------
Bruce C. Anderson

/s/ Kruno Huitzingh                  Director, Vice President and
----------------------------------   Chief Information Officer
Kruno Huitzingh

/s/ John P. Kavanaugh                Director and Vice President
----------------------------------
John P. Kavanaugh


/s/ John F. Kelly                    Director                                  May 30, 1997
----------------------------------
John F. Kelly


/s/ James R. McAuliffe               Director
----------------------------------
James R. McAuliffe


/s/ Edward J. Parry, III             Vice President, Treasurer and
----------------------------------   Chief Accounting Officer
Edward J. Parry, III


/s/ Richard M. Reilly                Director, President and
----------------------------------   Chief Executive Officer
Richard M. Reilly


/s/ Larry C. Renfro                  Director
----------------------------------
Larry C. Renfro


/s/ Eric A. Simonsen                 Director, Vice President and
----------------------------------   Chief Financial Officer
Eric A. Simonsen

/s/ Phillip E. Soule                 Director
----------------------------------
Phillip E. Soule

